Exhibit 99.1

Brookfield Residential Properties Inc.

BRP: NYSE / TSX

2011 | Q3

September 30, 2011

Letter to Shareholders

Our Canadian operations performed well in the third quarter which positions us, through sales backlog and other lot sales contracts, to do even better in the fourth quarter. Our U.S. operations continue to face the same challenges as the rest of our competitors in the marketplace.

Our pre-tax income of $81 million for the nine months ended September 30, 2011 compared with $130 million for the same period in 2010 reflects similar performance to last year from our Canadian operations, lower performance from our U.S. operations and the introduction of the transactional debt interest resulting from the merger.

Markets

Volatility and uncertainty in the global marketplace provides a backdrop for a consumer who is understandably nervous, particularly in the U.S. Notwithstanding this, in Alberta, 86,000 new jobs were created in the last nine months, many related to capital projects slated for Northern Alberta. This job creation, given the size of the Province, far outpaces almost any other area around the world. Given the normal time lag between job creation and home ownership, this augers very well for our future in Alberta.

The overriding risk to this positive news in Canada is the threat of a double-dip recession in the U.S. There are many different views on the likelihood of this occurring. If it does not occur, we are well positioned, especially in Canada, to take advantage of the jobs that will continue to be created in the energy industry and the resultant home sales. If a double-dip were to occur, we believe we are well equipped to take advantage of distressed opportunities, predominately in the U.S., that will inevitably present themselves over the next 12 to 18 months.

Opportunities

In order to maintain as much optionality as possible and enhance our liquidity for future opportunities, the Company has reached an agreement, subject to board approvals, to amend the terms of its C$265 million of transaction debt such that the originally scheduled principal payments of C$50 million during each of the next three years will now be due along with the final payment of C$115 million on December 31, 2015. Further, the Company has reached an agreement with Brookfield Asset Management to consolidate its two existing U.S. lines of credit of $225 million into one $300 million line at an interest rate of LIBOR plus 4.5%.

We believe that these arrangements provide us with a great deal of flexibility to take advantage of opportunities over the next several years in anticipation of a U.S. housing recovery.

We will continue to actively communicate with shareholders and potential shareholders about our Company. We do not believe we are being appropriately judged in the marketplace with the trading value of our common shares. While we have 50% of our assets in the U.S. market, we also have an extremely profitable Canadian franchise. This differentiates us from the other publicly traded land and housing companies. It is therefore up to management to ensure this message is clearly articulated to existing and future shareholders.

Thank you once again for your interest in our Company.

Alan Norris President & Chief Executive Officer	November 2, 2011

Brookfield Residential Properties Inc.

Note: This letter to shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Litigation Reform Act of 1995 and in any applicable Canadian security regulations. Certain statements in this letter to shareholders that are not historical facts, including information concerning possible or assumed future results of operations of the company, the company’s future outlook, strategy and growth plans including acquisitions and lots controlled, enhanced liquidity, ability to take advantage of distressed opportunities, and those statements preceded by, followed by, or that include the words “believe,” “planned,” “anticipate,” “should,” “goals,” “expected,” “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements.” Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labour or materials or increases in their costs; ability to develop and market our master-planned communities successfully; confidence levels of consumers; ability to raise capital on favourable terms; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; and additional risks and uncertainties referred to in our filings with the securities regulators in Canada and the United States, many of which are beyond our control. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

2	Q3/2011 Interim Report

Residential Properties Portfolio

Our business is focused on land development and single-family and multi-family homebuilding in the markets in which we operate. Our assets consist primarily of land and housing inventory and investments in unconsolidated entities. Our total assets as at September 30, 2011 were $2.5 billion.

As of September 30, 2011, we controlled 109,365 lots. Controlled lots include those we directly own and our share of those owned by unconsolidated entities. Our controlled lots provide a strong foundation for our future lot sales and homebuilding business as well as visibility on our future cash flow. Over 50% of our owned lots are entitled. The number of residential building lots we control in each of our primary markets as of September 30, 2011 follows:

			Unconsolidated		Total Lots			Total Lots
	Housing & Land		Entities		September	Status of Lots		December
	Owned	Options	Owned	Options	30, 2011	Entitled	Unentitled	31, 2010
Calgary	28,715	—	1,064	—	29,779	9,709	20,070	28,643
Edmonton	17,530	—	—	—	17,530	12,321	5,209	18,229
Toronto	9,366	—	—	—	9,366	863	8,503	9,320

Canada	55,611	—	1,064	—	56,675	22,893	33,782	56,192

Northern California	3,264	5,201	—	—	8,465	2,315	6,150	8,223
Southland / Los Angeles	876	—	1,543	2,206	4,625	1,980	2,645	4,734
San Diego / Riverside	8,471	—	40	—	8,511	5,711	2,800	8,761
Other	194	—	55	—	249	249	—	253

California	12,805	5,201	1,638	2,206	21,850	10,255	11,595	21,971

Denver	10,711	—	—	—	10,711	10,711	—	10,828
Austin	14,906	—	—	—	14,906	5,358	9,548	15,870
Washington D.C. Area	3,068	1,130	1,025	—	5,223	4,976	247	4,846

Central and Eastern U.S.	28,685	1,130	1,025	—	30,840	21,045	9,795	31,544

Total	97,101	6,331	3,727	2,206	109,365	54,193	55,172	109,707

Entitled lots	50,587	1,381	1,702	523	54,193
Unentitled lots	46,514	4,950	2,025	1,683	55,172

Total September 30, 2011	97,101	6,331	3,727	2,206	109,365

Total December 31, 2010	97,381	6,435	3,132	2,759	109,707

Brookfield Residential Properties Inc.	3

Brookfield Residential Properties Inc.

Management’s Discussion & Analysis, Financial Statements and Other Information

Cautionary Statement Regarding Forward-Looking Statements	5

Management’s Discussion and Analysis of Financial Condition and Results of Operations	6

Quantitative and Qualitative Disclosures about Market Risk	22

Consolidated Financial Statements

Consolidated Balance Sheets – September 30, 2011 and December 31, 2010	23

Consolidated Statements of Operations – Three and Nine Months Ended September 30, 2011 and 2010	24

Consolidated Statements of Equity – Nine Months Ended September 30, 2011 and 2010	25

Consolidated Statements of Cash Flows – Nine Months Ended September 30, 2011 and 2010	26

Notes to the Consolidated Financial Statements	27

Corporate Information	45

4	Q3/2011 Interim Report

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This interim report contains “forward-looking statements” within the meaning of applicable Canadian securities laws and United States federal securities laws. The words “may,” “believe,” “will,” “anticipate,” “expect,” “planned,” “estimate,” “project,” “future,” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Such statements reflect management’s current beliefs and are based on information currently available to management. The forward-looking statements in this interim report include, among others, statements with respect to:

•	the current business environment and outlook;

•	possible or assumed future results;

•	ability to create shareholder value;

•	business goals and strategy;

•	strategies for shareholder value creation;

•	the stability of home prices;

•	effect of challenging conditions on us;

•	factors affecting our competitive position within the homebuilding industry;

•	ability to generate sufficient cash flow from our assets in 2011, 2012 and 2013 to repay maturing project specific financings;

•	the visibility of our future cash flow;

•	expected backlog and closings;

•	sufficiency of our access to capital resources;

•	the impact of foreign exchange on our financial performance;

•	the timing of the effect of interest rate changes on our cash flows; and

•	the effect on our business of existing lawsuits.

Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include, but are not limited to:

•	changes in general economic, real estate and other conditions;

•	mortgage rate and availability changes;

•	availability of suitable undeveloped land at acceptable prices;

•	adverse legislation or regulation;

•	ability to obtain necessary permits and approvals for the development of our land;

•	availability of labour or materials or increases in their costs;

•	ability to develop and market our master-planned communities successfully;

•	ability to obtain regulatory approvals;

•	confidence levels of consumers;

•	ability to raise capital on favourable terms;

•	our debt and leverage;

•	adverse weather conditions and natural disasters;

•	relations with the residents of our communities;

•	risks associated with increased insurance costs or unavailability of adequate coverage;

•	ability to obtain surety bonds;

•	competitive conditions in the homebuilding industry, including product and pricing pressures;

•	ability to retain our executive officers;

•	relationships with our affiliates; and

•

additional risks and uncertainties, many of which are beyond our control, referred to in this interim report and our other public filings with the applicable Canadian regulatory authorities and the United States Securities and Exchange Commission.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in subsequent reports should be consulted.

Brookfield Residential Properties Inc.	5

Management’s Discussion and Analysis of Financial Condition and Results of Operations

About this Management’s Discussion and Analysis

This management’s discussion and analysis relates to the third quarter ended September 30, 2011, which reflects the three and nine month periods from July 1, 2011 to September 30, 2011 and January 1, 2011 to September 30, 2011, respectively, and has been prepared with an effective date of November 8, 2011. It should be read in conjunction with the interim consolidated financial statements and the related notes thereto included elsewhere in this interim report. All dollar amounts discussed herein are in U.S. dollars, unless otherwise stated. Amounts in Canadian dollars are identified as “C$.” The financial statements referenced herein have been prepared in accordance with accounting principles generally accepted in the United States of America. Additional information can be found on our website at www.brookfieldrp.com, or www.sedar.com or www.sec.gov.

Overview

Brookfield Residential Properties Inc. (unless the context requires otherwise, references in this report to “we,” “our,” “us,” “the Company” and “Brookfield Residential” refer to Brookfield Residential Properties Inc. and the subsidiaries through which it conducts all of its land development and homebuilding operations) is a publicly traded North American land development and homebuilding company listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP”.

Brookfield Residential became a public company on March 31, 2011, pursuant to the contribution of the assets of Brookfield Office Properties’ residential land and housing division and the merger of Brookfield Homes Corporation with a subsidiary of the Company (such transactions collectively referred to as the “merger”). Through these entities, Brookfield Residential has been developing land and building homes for over 50 years.

Brookfield Residential has developed a reputation for delivering first class master-planned communities and infill developments. Master-planned communities are new home communities that typically feature community centers, parks, recreational areas, schools, commercial areas and other amenities. In an infill development, Brookfield Residential develops land and constructs homes in previous urbanized areas on underutilized land.

Our unique approach to land development begins with our disciplined approach to acquiring land in the path of growth, creating value through the planning and entitlement process, developing and marketing residential lots and commercial sites and by working with industry partners who share the same vision and values. We will continue to grow this business over time by selectively acquiring land that either enhances our existing inventory or provides attractive projects that are consistent with our overall strategy and management expertise.

Through the activities of our operating subsidiaries, we develop land for our own communities and sell lots to other homebuilders and third parties. In our own communities, we may also design, construct and market single-family and multi-family homes. We currently focus primarily on the following markets: Canada, California and Central and Eastern U.S. Our Canadian operations operate primarily in the Alberta and Ontario markets. The California operations include our operations in Northern California (San Francisco, Bay Area and Sacramento), Southland / Los Angeles and San Diego / Riverside. The Central and Eastern U.S. operations include the Washington D.C., Colorado and Texas operations. In each of our markets, we operate through local business units which are involved in all phases of the planning and building of our master-planned communities and infill developments. These operations include sourcing and evaluating land acquisitions, site planning, obtaining entitlements, developing the land, product design, constructing, marketing and selling homes and homebuyer customer service. These business units may also sell land for the construction of, or construct commercial shopping centers in our communities.

Our approach to land acquisition in markets with barriers to entry caused by infrastructure or entitlement processes, but which have available land supply, differs than in markets with constrained land supplies and onerous approval processes. In markets with available land supply we prefer to purchase larger tracts of land with equity and then finance development against the land’s value. These larger tracts afford us a true “master-planned” development opportunity that, following entitlement and assuming market conditions allow, creates a year-after-year stream of cash flow. In markets with a constrained supply of land, we typically purchase smaller infill or re-use parcels, or in some cases finished lots for housing.

We may construct homes on lots that have been developed by the Company or that are purchased from others. Having a home building operation allows us the opportunity to extract the value from the land and provides us with market information through our direct contact with the homebuyer. In markets where the Company has significant land holdings, home building is carried out on a portion of the land in specific market segments and the balance of lots are sold to and built-on by third party builders.

We classify our assets into three categories: land held for development; land under development and housing inventory. Costs attributable to land held for development include costs of acquiring land as well as major infrastructure costs to service the land within a community. These costs are not directly related to saleable lots. Once development of a phase begins, the associated costs with that phase are transferred from land held for development to land under development, which includes all

6	Q3/2011 Interim Report

underlying costs that are attributable to the phase of saleable lots, including costs of the underlying land, roads, parks, and sewers. Included in housing inventory is associated land as well as construction costs.

In the nine months ended September 30, 2011, Brookfield Residential sold a total of 2,339 lots and closed 767 homes.

Q3 2011 Financial Highlights

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except per share amounts)	2011	2010	2011	2010
Land revenue	$116	$91	$359	$247
Housing revenue	112	149	285	408
Income before income taxes	29	52	81	130
Income tax expense	(10)	(18)	(101)	(40)
Net income / (loss) attributable to Brookfield Residential	19	35	(19)	91
Basic earnings / (loss) per share	$0.19	$0.29	$(0.19)	$0.75
Diluted earnings / (loss) per share	$0.19	$0.29	$(0.19)	$0.75

Current Business Environment

The residential marketplaces in our Canadian and U.S. markets varied significantly from one another during the three and nine months ended September 30, 2011. Volatility and uncertainty in the global marketplace provides a backdrop for a consumer who is understandably nervous, particularly in the U.S. The commodity-based markets in Alberta remain strong and we believe that they will continue to strengthen as more jobs are created to support the expanding oil and gas sector. In Ontario, constraints on land and infrastructure have created supply challenges resulting in increased demand for housing products in the Greater Toronto Area.

The U.S. housing market remains a challenge as a result of limited consumer mortgage financing availability and weak consumer confidence. Although we continue to view each operating segment independently, the common theme across all market areas in the U.S. is the lack of job creation resulting in a slow spring selling season in 2011. We believe that until we see some measureable progress on the job creation front, consumer confidence will remain fragile. However, we remain optimistic that when that confidence returns, we are well positioned to take advantage of the jobs that will be created and the resultant home sales. We believe our strong financial position and owning entitled and/or developed lots in supply-constrained markets places us in a solid position as the U.S. markets improve. In addition, we are equipped to take advantage of distressed opportunities that will inevitably present themselves over the next 12 to 18 months.

The 109,365 lots that we control in North America, provide a strong foundation for our future third-party lot sales and homebuilding business and provide visibility on our future cash flow. We believe that we add value to the lots we control through entitlements, development and the construction of homes.

For more detailed financial information with respect to our revenues, earnings and assets, please refer to the accompanying consolidated financial statements and related notes included elsewhere in this report.

Brookfield Residential Properties Inc.	7

Quarterly Financial Data

	2011			2010
(US$ millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$227.9	$235.5	$180.1	$299.5	$240.2	$273.1	$141.4
Direct cost of sales	(157.8)	(180.7)	(124.8)	(227.5)	(166.4)	(193.4)	(99.9)

Gross margin	70.1	54.8	55.3	72.0	73.8	79.7	41.5
Selling, general and administrative expense	(26.7)	(19.2)	(26.4)	(26.8)	(23.7)	(25.6)	(23.2)
Other income	(3.1)	1.5	0.3	14.3	2.2	3.1	2.1
Interest expense	(11.3)	(10.9)	(3.3)	—	—	—	—

Income before income taxes	29.0	26.2	25.9	59.5	52.3	57.2	20.4
Income tax expense	(10.3)	(7.4)	(83.7)	(18.7)	(17.9)	(17.9)	(4.0)

Net income / (loss)	18.7	18.8	(57.8)	40.8	34.4	39.3	16.4
Net (income) / loss attributable to non- controlling interest and other interest in consolidated subsidiaries	0.5	0.4	0.8	0.2	0.1	(0.1)	1.3

Net income / (loss) attributable to Brookfield Residential	$19.2	$19.2	$(57.0)	$41.0	$34.5	$39.2	$17.7

Foreign currency translation	(4.0)	0.3	13.4	18.2	26.0	(35.6)	26.5

Comprehensive income / (loss)	$15.2	$19.5	$(43.6)	$59.2	$60.5	$3.6	$44.2

Earnings / (loss) per common share
Basic	$0.19	$0.19	$(0.56)	$0.36	$0.29	$0.34	$0.13
Diluted	$0.19	$0.19	$(0.56)	$0.35	$0.29	$0.34	$0.13

Seasonality

We have historically experienced variability in our results of operations from quarter to quarter due to the seasonal nature of the homebuilding business and the timing of new community openings and the closing out of projects. We typically experience the highest rate of orders for new homes and lots in the first six months of the calendar year, although the rate of orders for new homes and lots is highly dependent upon the number of active communities. As new home deliveries trail orders for new homes by several months, we typically deliver a greater percentage of new homes in the second half of the year compared with the first half of the year. As a result, our revenues from sales of homes are generally higher in the second half of the year.

Results of Operations

Selected Financial Information (Unaudited)	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions)	2011	2010	2011	2010
Revenue:
Land	$116	$91	$359	$247
Housing	112	149	285	408

Total revenues	228	240	644	655
Direct cost of sales	(158)	(166)	(463)	(460)
Selling, general and administrative expense	(27)	(24)	(72)	(72)
Depreciation	(1)	(1)	(3)	(2)
Interest expense	(11)	—	(25)	—
Equity in earnings / (loss) from unconsolidated entities	—	—	4	—
Other (expense) / income	(2)	3	(2)	9

Income before income taxes	29	52	81	130
Income tax expense	(10)	(18)	(101)	(40)

Net income / (loss)	19	34	(20)	90
Net (income) / loss attributable to non-controlling interests	—	1	1	1

Net income / (loss) attributable to Brookfield Residential	19	35	(19)	91
Foreign currency translation	(4)	26	10	17

Comprehensive income / (loss) attributable to Brookfield Residential	$15	$61	$(9)	$108

8	Q3/2011 Interim Report

Segmented Information	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Land revenue (US$ millions):
Canada	$111	$78	$304	$222
California	—	—	43	2
Central and Eastern U.S.	5	13	12	23

Total	$116	$91	$359	$247

Housing revenue (US$ millions):
Canada	$75	$85	$173	$208
California	28	49	82	146
Central and Eastern U.S.	9	15	30	54

Total	$112	$149	$285	$408

Gross margin (US$ millions):
Canada	$68	$63	$173	$164
California	2	9	5	25
Central and Eastern U.S.	—	2	2	6

Total	$70	$74	$180	$195

Lot closings (units):
Canada	704	577	2,076	1,599
California	—	—	158	52
Central and Eastern U.S.	34	149	105	280

Total	738	726	2,339	1,931

Average lot selling price (US$):
Canada	$157,000	$135,000	$147,000	$139,000
California	—	—	272,000	35,000
Central and Eastern U.S.	150,000	86,000	112,000	83,000

Average	$157,000	$125,000	$153,000	$128,000

Home closings (units):
Canada	230	292	536	706
California	61	65	161	250
Central and Eastern U.S.	16	34	70	139

Total	307	391	767	1,095

Average home selling price (US$):
Canada	$328,000	$293,000	$323,000	$295,000
California	456,000	747,000	508,000	582,000
Central and Eastern U.S.	577,000	447,000	424,000	390,000

Average	$366,000	$382,000	$371,000	$373,000

Lots controlled (units at end of period):
Calgary	29,779
Edmonton	17,530
Toronto	9,366

Total Canada	56,675

Northern California	8,465
Southland / Los Angeles	4,625
San Diego / Riverside	8,511
Other	249

Total California	21,850

Denver	10,711
Austin	14,906
Washington D.C. Area	5,223

Total Central and Eastern U.S.	30,840

Total (1)	109,365

(1)	Includes options not consolidated and proportionate share of lots under option related to unconsolidated entities.

Brookfield Residential Properties Inc.	9

Three and Nine Months Ended September 30, 2011 Compared with Three and Nine Months Ended September 30, 2010

Net Income / (Loss)

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except per share amounts)	2011	2010	2011	2010
Net Income attributable to Brookfield Residential	$19	$35	$(19)	$91
Basic earnings / (loss) per share	$0.19	$0.29	$(0.19)	$0.75
Diluted earnings / (loss) per share	$0.19	$0.29	$(0.19)	$0.75

For the three months ended September 30, 2011 compared to the same period in 2010, net income declined by $16 million. The decline in net income is primarily a result of lower gross margins of $4 million and the interest expense of $9 million on the notes payable to Brookfield Office Properties issued in connection with the merger.

The net loss of $19 million for the nine months ended September 30, 2011 was primarily due to lower gross margins of $14 million, the increase in interest expense of $25 million and the income tax valuation allowance of $71 million recorded in the first quarter of 2011. On the completion of the merger, we reviewed the ability of the Company on a combined entity basis to realize the U.S. deferred tax asset. The three-year cumulative loss of the U.S. operations of the combined Company, together with the continued uncertainty in the U.S. housing market, was evidence of a need for a valuation allowance against the U.S. deferred tax asset. The Company has the ability to reverse the valuation allowance in any future period upon utilization of the losses, which can be carried forward for up to 15 years, or when a valuation allowance is no longer deemed necessary.

A breakdown of the revenue and direct cost of sales is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions)	2011	2010	2011	2010
Revenue
Land	$116	$91	$359	$247
Housing	112	149	285	408

	$228	$240	$644	$655

Direct Cost of Sales
Land	$63	$43	$220	$125
Housing	95	123	243	335

	$158	$166	$463	$460

Results of Operations – Land

Land revenue totalled $116 million and $359 million for the three and nine months ended September 30, 2011, an increase of $25 million and $112 million, respectively, when compared to the same periods in 2010. Our land revenue may vary significantly from period to period due to the timing and nature of land sales and such revenues are also affected by local market conditions. A significant portion of the increase in land revenue for the three and nine months ended September 30, 2011 is a result of a change in business practice in Alberta to implement title transfer on lot sales at the time of sale to the builder and not the ultimate consumer. This change in business practice resulted in a one-time increase in revenue of $43 million and $153 million for the three and nine months ended September 30, 2011, respectively.

10	Q3/2011 Interim Report

A breakdown of the land revenue and gross margin for the three and nine months ended September 30, 2011 and 2010 is as follows:

Consolidated

	Three Months Ended September 30
(US$ millions, except unit activity)	2011	Non-Recurring Timing Difference	Adjusted 2011	2010
Lot closings	738	276	462	726
Revenue	$116	$43	$73	$91
Direct cost of sales	(63)	(26)	(37)	(43)

Gross margin	$53	$17	$36	$48

Gross margin %	46%	40%	49%	53%

	Nine Months Ended September 30
(US$ millions, except unit activity)	2011	Non-Recurring Timing Difference	Adjusted 2011	2010
Lot closings	2,339	950	1,389	1,931
Revenue	$359	$153	$206	$247
Direct cost of sales	(220)	(95)	(125)	(125)

Gross margin	$139	$58	$81	$122

Gross margin %	39%	38%	39%	49%

A breakdown of our land division’s results from operations for our three operating segments is as follows:

Canada

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity)	2011	2010	2011	2010
Lot closings	704	577	2,076	1,599
Revenue	$111	$78	$304	$222
Direct cost of sales	57	30	161	96

The strength of our Canadian residential segment continued with an increase in lot closings and average lot selling prices. The lots closed were 704 and 2,076 for the three and nine months ended September 30, 2011, an increase of 127 lots and 477 lots, respectively, when compared to the same periods in 2010. The increase in revenue is primarily due to the non-recurring timing difference resulting from the change in business practice in Alberta and higher average lot selling prices for the three and nine months ended September 30, 2011. Land cost of sales increased $27 million and $65 million for the three and nine months ended September 30, 2011, respectively, when compared to the same periods in 2010. The increase in land cost of sales primarily relates to higher lot closings.

California

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity)	2011	2010	2011	2010
Lot closings	—	—	158	52
Revenue	$—	$—	$43	$2
Direct cost of sales	—	—	46	1

There were no lot sales in California for the three months ended September 30, 2011 or 2010. For the nine months ended September 30, 2011, revenue of $43 million is a result of bulk lot sales totalling 158 lots that occurred in the second quarter of 2011. The increase in land cost of sales for the nine months ended September 30, 2011 is a result of such bulk lot sales.

Brookfield Residential Properties Inc.	11

Central and Eastern U.S.

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity)	2011	2010	2011	2010
Lot closings	34	149	105	280
Revenue	$5	$13	$12	$23
Direct cost of sales	6	13	14	28

A challenging market resulting in lower lot closings was partially offset by a change in product mix for the three and nine months ended September 30, 2011 which resulted in land revenues declining by $8 million (62%) and $11 million (47%), respectively, when compared to the same periods in 2010.

Results of Operations – Housing

Housing revenue was $112 million and $285 million for the three and nine months ended September 30, 2011, compared to $149 million and $408 million, respectively, for the same periods in 2010. The decline was the result of fewer home closings partially offset by higher average home selling prices for the three and nine months ended September 30, 2011.

A breakdown of housing revenue and gross margin for the three and nine months ended September 30, 2011 and 2010 is as follows:

Consolidated

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity)	2011	2010	2011	2010
Home closings	307	391	767	1,095
Revenue	$112	$149	$285	$408
Direct cost of sales	(95)	(123)	(243)	(335)

Gross Margin	$17	$26	$42	$73

Gross Margin %	15%	17%	15%	18%

A breakdown of our housing division’s results from operations for our three operating segments is as follows:

Canada

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity)	2011	2010	2011	2010
Home closings	230	292	536	706
Revenue	$75	$85	$173	$208
Direct cost of sales	61	70	144	169

Housing revenue in Canada for the three and nine months ended September 30, 2011 decreased $11 million and $35 million, respectively, when compared to the same periods in 2010. The decrease in housing revenue is due to lower home closings as a result of inclement weather in the spring that has pushed expected closings into the fourth quarter of 2011. This was partially offset by increases in the average home selling price of 12% and 9%, respectively, due to product mix for the three and nine months ended September 30, 2011 compared to the same periods in 2010.

California

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity)	2011	2010	2011	2010
Home closings	61	65	161	250
Revenue	$28	$49	$82	$146
Direct cost of sales	26	40	74	122

Fewer home closings resulted from a reduced backlog entering into 2011 combined with a slow spring selling season in the California market. Housing revenue was $28 million and $82 million for the three and nine months ended September 30, 2011, a decrease of $21 million (43%) and $64 million (44%), respectively, when compared to the same periods in 2010. The decline is a result of lower home closings and product mix.

12	Q3/2011 Interim Report

Central and Eastern U.S.

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity)	2011	2010	2011	2010
Home closings	16	34	70	139
Revenue	$9	$15	$30	$54
Direct cost of sales	8	13	25	44

Housing revenue decreased $6 million (40%) and $24 million (44%) for the three and nine months ended September 30, 2011, respectively, when compared to the same periods in 2010. The market in the Central and Eastern U.S. segment continues to remain difficult where fewer home closings are the primary reason for the decrease in housing revenue. This is partially offset by an increase in the average home selling price during the period due to product mix. Cost of sales decreased $5 million and $19 million as a result of lower home closings for the three and nine months ended September 30, 2011, respectively, when compared to the same periods in 2010.

Home Sales Activity

Housing revenue was net of incentives of $5 million and $16 million for the three and nine months ended September 30, 2011, compared to $6 million and $19 million, respectively, for the same periods in 2010. Our incentives on homes closed by reportable segment were as follows:

	Three Months Ended September 30
	2011		2010
(US$ millions)	Incentives Recognized	% of Gross Revenues	Incentives Recognized	% of Gross Revenues
Canada	$3	4%	$2	2%
California	1	3%	3	6%
Central and Eastern U.S.	1	10%	1	6%

	$5	4%	$6	4%

	Nine Months Ended September 30
	2011		2010
(US$ millions)	Incentives Recognized	% of Gross Revenues	Incentives Recognized	% of Gross Revenues
Canada	$7	4%	$5	2%
California	5	6%	9	6%
Central and Eastern U.S.	4	12%	5	8%

	$16	5%	$19	4%

Net new home orders for the three and nine months ended September 30, 2011 totalled 408 units and 1,265 units, an increase of 165 units and 180 units, respectively, or 68% and 17% when compared to the same periods in 2010. For the three months ended September 30, 2011, the increase relates to the strong Canadian market performance. The increase for the nine months ended September 30, 2011, is a result of continued strong Canadian market performance partially offset by a slow spring selling season in the U.S. Average sales per community were 4.0 units per month for the three months ended September 30, 2011 compared to 2.5 units per month for the same period in 2010. We were selling from 34 active housing communities at September 30, 2011 compared to 33 at September 30, 2010. The net new home orders for the three and nine months ended September 30, 2011 and 2010 by reportable segment were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(Units)	2011	2010	2011	2010
Canada	311	156	928	713
California	34	54	173	222
Central and Eastern U.S.	44	32	125	149
Unconsolidated Entities	19	1	39	1

Total	408	243	1,265	1,085

Net new orders for any period represent the aggregate of all homes ordered by customers, net of cancellations.

Brookfield Residential Properties Inc.	13

Our backlog, which represents the number of new homes subject to sales contracts, at September 30, 2011 and 2010 by reportable segment was as follows:

	September 30, 2011		September 30, 2010
(US$ millions, except unit activity)	Units	$ millions	Units	$ millions
Canada	681	$260	349	$115
California	41	16	88	48
Central and Eastern U.S.	91	44	81	32
Unconsolidated Entities	14	—	1	—

Total	827	$320	519	$195

We expect all 827 units of our backlog to close in 2011 and 2012, subject to future cancellations. The units and value of our backlog at September 30, 2011 is higher when compared to the prior period due to stronger sales and some slowdown from inclement spring weather resulting in delays in construction of homes, primarily in Canada.

The cancellation rates for the three and nine months ended September 30, 2011 and 2010 by reportable segment were as follows:

	Three Months Ended September 30				Nine Months Ended September 30
	2011		2010		2011		2010
(Units)	Units	%	Units	%	Units	%	Units	%
Canada	1	<1%	5	3%	4	<1%	9	1%
California	17	33%	16	23%	38	18%	49	19%
Central and Eastern U.S.	10	19%	15	32%	32	20%	40	21%

Total	28	7%	36	13%	74	6%	98	8%

Selling, General and Administrative Expense

Selling, general and administrative expense was $27 million and $72 million for the three and nine months ended September 30, 2011, compared to $24 million and $72 million, respectively, for the same periods in 2010. The components of the expense for the three and nine months ended September 30, 2011 and 2010 are summarized as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions)	2011	2010	2011	2010
General and administrative expense	$15	$15	$51	$44
Sales and marketing expense	8	8	22	26
Share-based compensation	1	2	(5)	2
Change in fair value of equity swap contracts	3	(1)	4	—

Total	$27	$24	$72	$72

The general and administrative expense for the three months ended September 30, 2011 increased $3 million when compared to the same period in 2010 primarily due to a realized loss of $2 million on the settlement of an equity swap contract. For the nine months ended September 30, 2011, the nil change in general and administrative expense relates to the fair value adjustment of the equity swap contracts partially offset by the decrease in the liability related to share-based compensation plans.

Equity in Earnings from Unconsolidated Entities

Equity in earnings from unconsolidated entities for the three and nine months ended September 30, 2011 totalled nil and $4 million, compared to nil and nil, respectively, for the same periods in 2010.

Other (Expense) / Income

Other (expense) / income for the three and nine months ended September 30, 2011 was an expense of $2 million and $2 million, a decrease of $5 million and $12 million, respectively, when compared to the same periods in 2010. The decrease is a result of a reduction of interest and fee income for the three and nine months ended September 30, 2011.

The components of other (expense) / income for the three and nine months ended September 30, 2011 and 2010 are summarized as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions)	2011	2010	2011	2010
Change in fair value of interest rate swap contracts	$(4)	$(3)	$(6)	$(6)
Other	2	6	4	16

Total	$(2)	$3	$(2)	$10

14	Q3/2011 Interim Report

Foreign Exchange

The financial results of our Canadian operations are translated into U.S. dollars for financial reporting purposes. Foreign currency translation gains and losses are recorded as the exchange rate between the two currencies fluctuates. These gains and losses are included in comprehensive income and accumulated other comprehensive income.

The translation of our Canadian results yields an expense of $4 million for the third quarter of 2011 compared to a gain of $26 million in the same quarter of 2010. Foreign translation consequently results in a $30 million reduction of quarter over quarter comprehensive income. While year to date comprehensive income is similarly impacted, a $10 million foreign currency translation gain for the nine months ended September 30, 2011, compares to a $17 million gain for the comparable 2010 period, resulting in the benefit in 2011 being $7 million less than in 2010.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon the consolidated financial statements of Brookfield Residential, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make assumptions, estimates and judgments that affect the carrying amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Our actual results may differ materially from these estimates under different assumptions or conditions.

Our most critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations, and require the most subjectivity and estimates by our management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is provided in the notes to the consolidated financial statements of the Company included elsewhere in this interim report.

Carrying Values

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 360 Property, Plant and Equipment, housing and land assets that we own directly and through unconsolidated entities are reviewed for recoverability on a regular basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of housing and land inventory impaired, we estimate the cash flow for the life of each project. Specifically, on a housing project, we evaluate the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the project. On a land project, we estimate the timing of future land sales, the estimated revenue per lot, as well as estimated margins with respect to future land sales. For the housing and land inventory, we continuously evaluate projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2011 and 2012 assume recent sales activity and normalized sales rates beyond 2012. We identify potentially impaired housing and land projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market based assumptions.

All projects were reviewed for impairment charges and option write-offs for the nine months ended September 30, 2011 and no impairment charges were required. This is consistent with the nine months ended September 30, 2010.

The locations of the projects reviewed were as follows:

(Number of projects)
Canada	46
California.	29
Central and Eastern U.S.	26

Total	101

We have also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. A majority of our option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. The option contracts are recorded at cost. In determining whether to pursue an option contract, we estimate the option primarily based upon the expected cash flows from the optioned property. If our intent is to no longer pursue an option contract, we record a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

Brookfield Residential Properties Inc.	15

Revenue Recognition

Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is evident. Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is evident.

Capitalized Costs

Our housing and land inventory on our consolidated balance sheet includes the costs of acquiring land, development and construction costs, interest, property taxes and overhead directly related to the development of the land and housing. Direct costs are capitalized to individual homes and lots and other costs are allocated to each lot in proportion to our anticipated revenue.

Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 Income Taxes. Under ASC Topic 740, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured by using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse.

In accordance with the provisions of ASC Topic 740, the Company assesses, on a quarterly basis, its ability to realize its deferred tax assets. In determining the need for a valuation allowance, the Company considers the following significant factors: an assessment of recent years’ profitability and losses, which considers the nature, frequency and severity of current and cumulative losses and its forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends). The assessment of recent years’ losses and the resulting three-year cumulative loss of the U.S. operations of the Company, together with the uncertainty in the U.S. housing market, was evidence of the need for a valuation allowance against the Company’s net U.S. deferred tax asset. Refer to Note 9 of our interim financial statements included elsewhere in this report for further discussion.

ASC Topic 740 clarifies the accounting for uncertainty in income taxes recognized and prescribes a recognition threshold and measurement for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It requires that a company determine whether it is more-likely-than-not that a position will be sustained upon examination by taxation authorities, based upon the technical merits of the position. A tax position that meets the more-likely-than-not threshold is then measured to determine the amount of the tax benefit to recognize in the financial statements.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits or liabilities in income tax (expense) / recovery.

Derivative Financial Instruments

We revalue our equity swap contract each reporting period. The fair value of the equity swap contract is determined based on the notional amount, share price, the number of underlying shares and the three month LIBOR rate. We performed a sensitivity analysis of the estimated fair value and the impact to the financial statements using alternative reasonably likely assumptions on September 30, 2011 and the impact to the financial statements was nominal. However, future fluctuations in share price could have a significant impact on net income.

The interest rate swaps are revalued at each reporting period. The fair value of interest rate swaps is determined based on the notional amount, term to maturity and the three month LIBOR rate. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

Recent Accounting Pronouncements

There have been no new accounting pronouncements issued that are expected to have a significant impact on the Company’s financial statements.

16	Q3/2011 Interim Report

Liquidity and Capital Resources

Financial Position

The following is a summarized balance sheet as of September 30, 2011 and December 31, 2010:

	September 30 2011	December 31 2010
Land and housing inventory	$2,129	$2,194
Investments in unconsolidated entities	142	137
Receivables and other assets	263	218
Cash and restricted cash	10	12
Deferred income tax assets	—	75

	$2,544	$2,636

Project specific and other financings	$843	$1,025
Notes payable	457	—
Accounts payable and other liabilities	255	289
Deferred income tax liabilities	9	—
Other interests in consolidated subsidiaries	34	42
Total equity	946	1,280

	$2,544	$2,636

Assets

Our assets as of September 30, 2011 totalled $2,544 million, a decrease of $92 million compared to December 31, 2010. The decrease was due primarily to the translation of the Canadian operations’ assets with the lower exchange rate at September 30, 2011 and the previously disclosed valuation allowance against the U.S. deferred tax asset of $71 million recorded in the first quarter of 2011. Our land and housing inventory and investments in unconsolidated entities are our most significant assets with a combined book value of $2,271 million, or approximately 89% of our total assets. Our land and housing assets include land under and held for development, lots ready for construction, homes completed and under construction and model homes.

A summary of our lots owned, excluding lot options, and their stage of development at September 30, 2011 compared with December 31, 2010 follows:

	September 30 2011	December 31 2010
Lots for future development	90,290	90,123
Under development and finished lots	9,133	9,377
Housing units, including models	1,405	1,013

Total	100,828	100,513

Project Specific and Other Financings

Our project specific and other financings as of September 30, 2011 were $843 million, a decrease of $182 million from December 31, 2010. Project specific and other financings as of September 30, 2011 consisted of $634 million related to project specific financings and bank indebtedness and $208 million related to amounts drawn on facilities with subsidiaries of our largest shareholder, Brookfield Asset Management Inc. Our project specific and other financings represent construction and development loans and facilities that are used to fund the operations of our communities as new homes are constructed. Interest charged under project specific and other financings include LIBOR and prime rate pricing options. As of September 30, 2011, the weighted average interest rate on our project specific and other financings was 5%.

The stated maturities of our project specific and other financings are as follows:

	Payment Due by Period
(US$ millions)	Total	Less than 1 year	1 – 3 Years	3 – 5 Years	More than 5 years
Canada	$437	$26	$402	$1	$8
California	94	22	72	—	—
Central and Eastern US	95	28	61	6	—
Corporate and Other	217	—	217	—	—

Total	$843	$76	$752	$7	$8

Brookfield Residential Properties Inc.	17

A total of $76 million of our project specific and other financings matures prior to the end of 2011. The debt maturing in 2011 is expected to be repaid from home and/or lot deliveries over this period or extended. Our net debt to total capitalization ratio as of September 30, 2011, which we define as total interest-bearing debt less cash divided by total interest-bearing debt less cash plus equity and other interests in consolidated subsidiaries was 57%, compared to 44% at December 31, 2010. The increase was due to the addition of the notes payable.

The debt maturing in 2011, 2012 and 2013 onwards is expected to be repaid from home and/or lot deliveries over this period or extended. Additionally, as of September 30, 2011, we had project specific debt and bank indebtedness of $154 million that was available to complete land development and construction activities. The “Cash Flow” section below discusses future available capital resources should proceeds from our future home and/or lot closings not be sufficient to repay our debt obligations.

Amounts due to affiliates includes $125 million on an unsecured revolving operating facility and $83 million on an unsecured revolving acquisition and operating facility, both with subsidiaries of our largest shareholder, Brookfield Asset Management Inc. The revolving operating facility matures December 2013, bears interest at LIBOR plus 3.5% and was fully drawn upon at September 30, 2011. The revolving acquisition and operating facility is in a principal amount not to exceed $100 million. This facility matures December 2012, currently bears interest at 14% and could be fully drawn upon without violation of any covenants. The covenants of our project specific and other financings are as follows:

a) Project specific financings totalling $140 million requires Brookfield Homes Holdings Inc., an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $325 million, a net indebtedness to capitalization ratio of no greater than 65% and a net indebtedness to tangible net worth ratio of no greater than 2.50 to 1. Indebtedness is defined as total interest-bearing debt plus non-interest bearing liabilities less cash. At September 30, 2011, we were in compliance with all of our project specific financing covenants. The following are computations of the most restrictive of Brookfield Homes Holdings Inc.’s tangible net worth, net indebtedness to capitalization ratio, and net indebtedness to tangible net worth debt ratio covenants:

	Covenant	Actual as at September 30 2011
Tangible net worth (US$ millions)	$325	$517
Net indebtedness to capitalization	65%	48%
Net indebtedness to tangible net worth	2.50 to 1	0.88 to 1

b) Project specific financings totalling $48 million require Brookfield Residential U.S. Inc., an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $80 million and a debt to tangible net worth ratio of no greater than 1.25 to 1. At September 30, 2011, we were in compliance with all of our project specific financing covenants. The following are computations of Brookfield Residential U.S. Inc.’s tangible net worth and debt to tangible net worth ratio covenants:

	Covenant	Actual as at September 30 2011
Tangible net worth (US$ millions)	$80	$392
Debt to tangible net worth	1.25 to 1	0.15 to 1

c) Bank indebtedness totalling $9 million requires Brookfield Homes Holdings Inc., an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $300 million and a net indebtedness to tangible net worth ratio of no greater than 2.50 to 1. Indebtedness is defined as total interest-bearing debt plus non-interest bearing liabilities less cash. At September 30, 2011, we were in compliance with all of our project specific financing covenants. The following are computations of the most restrictive of Brookfield Homes Holdings Inc.’s tangible net worth and net indebtedness to tangible net worth debt ratio covenants:

	Covenant	Actual as at September 30 2011
Tangible net worth (US$ millions)	$300	$517
Net indebtedness to tangible net worth	2.50 to 1	0.88 to 1

18	Q3/2011 Interim Report

d) Bank indebtedness totalling $376 million requires Brookfield Residential (Alberta) LP, an indirect wholly-owned subsidiary of the Company, to maintain a minimum tangible net worth of $238 million and a debt to equity ratio of no greater than 1.75 to 1. At September 30, 2011, we were in compliance with all of our covenants relating to bank indebtedness. The following are computations of Brookfield Residential (Alberta) LP’s tangible net worth and debt to equity ratio covenants:

	Covenant	Actual as at September 30 2011
Tangible net worth (US$ millions)	$238	$364
Debt to equity	1.75 to 1	1.05 to 1

e) Bank indebtedness totalling $15 million requires Brookfield Homes (Ontario) Limited, an indirect wholly-owned subsidiary of the Company, to maintain a minimum tangible net worth of $76 million and a debt to tangible net worth ratio of no greater than 2.00 to 1. At September 30, 2011, we were in compliance with all of our covenants relating to bank indebtedness. The following are computations of Brookfield Homes (Ontario) Limited’s tangible net worth and debt to tangible net worth covenants:

	Covenant	Actual as at September 30 2011
Tangible net worth (US$ millions)	$76	$98
Debt to tangible net worth	2.00 to 1	1.01 to 1

f) At September 30, 2011, our revolving operating facility with a subsidiary of Brookfield Asset Management Inc. required Brookfield Homes Corporation, an indirect wholly-owned subsidiary of the Company, to maintain minimum shareholders’ equity of $300 million and a consolidated net debt to capitalization ratio of no greater than 70%. At September 30, 2011, we were in compliance with all of our covenants. The following are computations of Brookfield Homes Corporation’s minimum stockholders’ equity and net debt to capitalization ratio covenants:

	Covenant	Actual as at September 30 2011
Minimum stockholders’ equity (US$ millions)	$300	$467
Net debt to capitalization	70%	42%

Subsequent to September 30, 2011, the Company amended the terms of its bank indebtedness with Brookfield Asset Management Inc. Please refer to the Subsequent Event section located elsewhere in the interim report.

Notes Payable

Notes payable includes two promissory notes payable to Brookfield Office Properties, a C$265 million (US$252 million) senior note and a C$215 million (US$205 million) junior subordinated note. The senior note bears a fixed rate of interest of 6.5% and is payable in full on December 31, 2015 with C$50 million payable on account of principal on the last business day of 2012, 2013 and 2014, with the balance of C$115 million payable on December 31, 2015. The C$215 million junior subordinated note bears a fixed rate of interest of 8.5% and is payable in full on December 31, 2020. Subsequent to September 30, 2011, the Company amended the terms of the C$265 million senior note. Please refer to the Subsequent Events section located elsewhere in the interim report.

At September 30, 2011, our notes payable due to Brookfield Office Properties Inc. required Brookfield Residential Properties Inc. to maintain minimum shareholders’ equity of $750 million and a consolidated net debt to capitalization ratio of no greater than 65%. At September 30, 2011, we were in compliance with all of our covenants relating to notes payable. The following are computations of Brookfield Residential’s minimum shareholders’ equity and net debt to capitalization ratio covenants:

	Covenant	Actual as at September 30 2011
Minimum shareholders’ equity (US$ millions)	$750	$947
Net debt to capitalization	65%	57%

Cash Flow

Our principal uses of working capital include purchases of land, land development and home construction. Cash flows for each of our communities depend upon the applicable stage of the development cycle and can differ substantially from reported earnings. Early stages of development require significant cash outlays for land acquisitions, site approvals and entitlements,

Brookfield Residential Properties Inc.	19

construction of model homes, roads, certain utilities and other amenities and general landscaping. As these costs are capitalized, earnings reported for financial statement purposes during such early stages may significantly exceed cash flows. Later, cash flows can exceed earnings reported for financial statement purposes, as cost of sales includes charges for substantial amounts of previously expended costs.

We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings under project and other credit facilities and proceeds from potential future debt issues or equity offerings, if required.

The net cash flows for the three and nine months ended September 30, 2011 are as follows:

	Nine Months Ended September 30
(US$ millions)	2011	2010
Cash flows (used in) / from operating activities	$(9)	$109
Cash flows used in investing activities	(4)	(44)
Cash flows from / (used in) financing activities	10	(72)

Cash used in operating activities during the nine months ended September 30, 2011 totalled $9 million compared with cash from operations of $109 million for the same period in 2010. For the nine months ended September 30, 2011, 767 homes were delivered and 2,339 lots were sold.

Cash used by our investing activities for the nine months ended September 30, 2011 was $4 million, an increase of $40 million when compared to the same period in 2010. The increase was primarily a result of an increase in distributions from unconsolidated entities, and lower investments in unconsolidated entities, partially offset by an increase in restricted cash. As a result, cash flows from operating and investing activities includes $87 million of acquisitions.

Cash provided by our financing activities for the nine months ended September 30, 2011 was $10 million, compared with cash used by financing activities of $72 million for the same period in 2010. The cash provided in the nine months ended September 30, 2011 was primarily from net drawings under project specific and other financings of $44 million offset by cash used to pay the 2010 preferred stock dividends of $10 million paid in the first quarter of 2011 and $19 million to fund the repurchase of common stock for the escrowed restricted stock plan described in Note 10(a) of the consolidated financial statements included elsewhere in this interim report.

Contractual Obligations and Other Commitments

A summary of our contractual obligations and purchase agreements as of September 30, 2011 are as follows:

	Payment Due by Period
(US$ millions)	Total	Less than 1 year	1 – 3 Years	3 – 5 Years	More than 5 years
Project specific and other financings (1)	$843	$76	$752	$7	$8
Operating lease obligations (2)	26	2	10	7	7
Purchase agreements (3)	68	7	55	6	—

Total (4)	$937	$85	$817	$20	$15

(1)	Amounts are included on the consolidated balance sheets. See Note 6 to the consolidated financial statements for additional information regarding project specific and other financings and related matters.
(2)	Amounts relate to non-cancellable operating leases involving office space, design centres and model homes.
(3)	Amounts represent our expected acquisition of land under options or purchase agreements. See Note 14 to the consolidated financial statements for additional information regarding purchase agreements.
(4)	Amounts do not include interest due to the floating nature of our debt. See Note 6 to the consolidated financial statements for additional information regarding our floating rate debt.

Shareholders’ Equity

At November 8, 2011, 99,342,718 common shares and 70,002 preferred shares in the capital of the Company were issued and outstanding. In addition, Brookfield Residential has a stock option plan under which key officers and employees are granted options to purchase Brookfield Residential common shares. Each option granted can be exercised for one common share. At November 8, 2011, 3,173,423 options were outstanding under the stock option plan.

20	Q3/2011 Interim Report

Off-Balance Sheet Arrangements

In the ordinary course of business, and where market conditions permit, we use land and lot option contracts and unconsolidated entities to acquire control of land to mitigate the risk of declining land values. Option contracts for the purchase of land permit us to control the land for an extended period of time until options expire. This reduces our financial risk associated with land holdings. As of September 30, 2011, we had $59 million of primarily non-refundable option deposits and advanced costs. The total exercise price of these options was $212 million. Pursuant to the guidance now incorporated in ASC Topic 810 Consolidation, as described in Note 2 to our consolidated financial statements included elsewhere in this interim report, we have consolidated $16 million of these option contracts where we consider we have the majority economic interest in the assets held under the options. Please refer to Note 2 of our consolidated financial statements included elsewhere in this interim report for additional information about our lot options.

We also own 3,727 lots and control under option 2,206 lots through our proportionate share of unconsolidated entities. As of September 30, 2011, our investment in unconsolidated entities totalled $142 million. We have provided varying levels of guarantees of debt in our unconsolidated entities. As of September 30, 2011, we had completion guarantees of $5 million and limited maintenance guarantees of $12 million with respect to debt in our unconsolidated entities. During the nine months ended September 30, 2011, we did not make any loan re-margin repayments on the debt in our unconsolidated entities. Please refer to Note 3 to our consolidated financial statements included elsewhere in this interim report for additional information about our investments in unconsolidated entities.

We obtain letters of credit, performance bonds and other bonds to support our obligations with respect to the development of our projects. The amount of these obligations outstanding at any time varies in accordance with our development activities. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. As of September 30, 2011, we had $49 million in letters of credit outstanding and $172 million in performance bonds for these purposes. The costs to complete related to our letters of credit and performance bonds are $27 million and $87 million, respectively.

Transactions Between Related Parties

There are agreements among our affiliates to which we are a party or subject to including a name license, the lease of office space, two unsecured revolving credit facilities, two notes payable and certain guarantee and indemnity agreements. Related parties include the directors, executive officers, director nominees or 5% shareholders, and their respective immediate family members. The Company’s significant related party transactions during the period ended September 30, 2011 were:

•

Notes payable of $457 million (December 31, 2010 – nil) are due to Brookfield Office Properties. The notes consist of a C$265 million senior unsecured promissory note and a C$215 million junior unsecured promissory note. For the three and nine months ended September 30, 2011, interest of $9 million and $18 million, respectively (2010 – nil and nil, respectively) was incurred relating to these facilities.

•

Unsecured revolving operating facility in the aggregate principal amount of $125 million (December 31, 2010 – $100 million) with a subsidiary of Brookfield Asset Management Inc. For the three and nine months ended September 30, 2011, interest of $1 million and $3 million, respectively (2010 – $1 million and $3 million, respectively) was incurred relating to this facility.

•

Unsecured operating and acquisition facility in the aggregate principal amount of $83 million (December 31, 2010 – $60 million) with a subsidiary of Brookfield Asset Management Inc. For the three and nine months ended September 30, 2011, interest of $3 million and $8 million, respectively (2010 – $1 million and $4 million, respectively) was incurred relating to this facility.

•

A subsidiary of the Company entered into an agreement to purchase two million common shares of the Company from Brookfield Asset Management Inc. in order to fund an escrowed restricted stock plan without dilution to shareholders on June 23, 2011. The total consideration relating to the purchase of the shares was $19 million (2010 – nil).

In addition, one of our directors, Robert Stelzl, serves as a director of a company affiliated with us.

Subsequent Events

On November 2, 2011, the Company agreed to amend the terms of its C$265 million of transaction debt such that the originally scheduled principal payments of C$50 million during each of the next three years will be due along with the final payment of C$115 million on December 31, 2015. These extended payments will bear interest from the date of the amendment at a fixed rate of 7.5%.

On November 2, 2011, Brookfield Residential reached an agreement with Brookfield Asset Management Inc. to consolidate its two existing lines of credit of $225 million into one $300 million line at an interest rate of LIBOR plus 4.5%.

Brookfield Residential Properties Inc.	21

Quantitative and Qualitative Disclosures about Market Risk

Exchange Rates

We conduct business in both Canadian and U.S. dollars, so we are exposed to currency risks. Our cash flows from Canadian and U.S. operations are exposed to foreign exchange risk as sales and operating expenses are denominated in local currencies.

We have operations with a Canadian dollar functional currency, whose net assets are exposed to foreign currency translation risk. This currently is managed in part through our Canadian dollar denominated debt as a hedge against these operations. As at September 30, 2011, C$480 million of debt was designated in this manner.

Interest Rates

We are exposed to financial risks that arise from the fluctuations in interest rates. Our interest-bearing assets and liabilities are mainly at floating rates, so we would be negatively impacted, on balance, if interest rates increase. In addition, at September 30, 2011, we had interest rate swap contracts totalling $150 million at an average rate of 5% per annum. Based on our net debt levels as of September 30, 2011, a 1% change in interest rates would have either a negative or positive effect of approximately $6 million on our cash flows.

Our interest rate swaps are not designed as hedges under ASC Topic 815 Derivatives and Hedging. We are exposed to market risk associated with changes in the fair values of the swaps, and such changes must be reflected in our consolidated statements of operations. As of September 30, 2011, the fair value of the interest rate swaps totalled a liability of $16 million.

22	Q3/2011 Interim Report

Consolidated Financial Statements

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED BALANCE SHEETS

(all dollar amounts are in thousands of U.S. dollars)

		(Unaudited)
	Note	September 30 2011	December 31 2010
Assets
Land and housing inventory	2	$2,129,333	$2,193,947
Investments in unconsolidated entities	3	141,850	137,203
Receivables and other assets	4	262,389	217,972
Restricted cash	5	9,128	7,366
Cash		1,276	4,345
Deferred income tax assets	9	—	75,225

		$2,543,976	$2,636,058

Liabilities and Equity
Project specific and other financings	6	$842,490	$1,025,339
Notes payable	7	457,152	—
Accounts payable and other liabilities	8	254,211	288,456
Deferred income tax liabilities	9	9,371	—

Total liabilities		1,563,224	1,313,795

Other interests in consolidated subsidiaries	11	34,326	42,461

Preferred shares – 70,002 shares issued and outstanding (December 31, 2010 – 9,995,739 shares issued)	12	1,748	288,065
Common shares – 99,342,718 shares issued and outstanding (December 31, 2010 – 53,808,461 shares issued)	12	93,383	183,803
Additional paid-in-capital		403,078	151,617
Treasury stock, at cost	12	—	(110,807)
Retained earnings		364,695	692,855
Non-controlling interest	11	6,064	6,456
Accumulated other comprehensive income		77,458	67,813

		946,426	1,279,802

		$2,543,976	$2,636,058

Commitments, contingent liabilities and other	14
Guarantees	15

See accompanying notes to financial statements

Brookfield Residential Properties Inc.	23

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(all dollar amounts are in thousands of U.S. dollars, except per share amounts)

			(Unaudited)
			Three Months Ended September 30		Nine Months Ended September 30
	Note		2011	2010	2011	2010
Revenue
Land			$115,498	$90,727	$358,979	$246,670
Housing			112,414	149,426	284,605	408,010

			227,912	240,153	643,584	654,680

Direct Cost of Sales
Land			(62,919)	(43,113)	(220,229)	(124,669)
Housing			(94,919)	(123,324)	(243,172)	(335,077)

			(157,838)	(166,437)	(463,401)	(459,746)
Selling, general and administrative expense			(26,745)	(23,671)	(72,339)	(72,429)
Equity in (loss) / earnings from unconsolidated entities	3		(13)	(238)	3,928	(299)
Depreciation			(862)	(748)	(2,734)	(2,368)
Interest expense			(11,286)	—	(25,452)	—
Other (expense) / income	14	(c)	(2,127)	3,210	(2,403)	10,149

Income Before Income Taxes			29,041	52,269	81,183	129,987
Income tax expense			(10,303)	(17,854)	(101,374)	(39,755)

Net Income / (Loss)			18,738	34,415	$(20,191)	90,232

Other Comprehensive Income
Foreign currency translation			(4,006)	25,971	9,645	16,950

Comprehensive Income / (Loss)			$14,732	$60,386	$(10,546)	$107,182

Net income / (loss) attributable to:
Brookfield Residential			$19,201	$34,535	(18,515)	$91,498
Non-controlling interests and other interests in consolidated subsidiaries	11		(463)	(120)	(1,676)	(1,266)

			$18,738	$34,415	$(20,191)	$90,232

Comprehensive Income / (Loss) Attributable to:
Brookfield Residential			$15,195	$60,506	$(8,870)	$108,448
Non-controlling interests and other interests in consolidated subsidiaries	11		(463)	(120)	(1,676)	(1,266)

			$14,732	$60,386	$(10,546)	$107,182

Common Shareholders Earnings / (Loss) per Share
Basic	13		$0.19	$0.29	$(0.19)	$0.75
Diluted	13		$0.19	$0.29	$(0.19)	$0.75
Weighted Average Common Shares Outstanding (in thousands)
Basic	13		99,343	101,343	100,255	101,343
Diluted	13		99,410	101,426	100,255	101,426

See accompanying notes to financial statements

24	Q3/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED STATEMENTS OF EQUITY

(all dollar amounts are in thousands of U.S. dollars)

	(Unaudited)
	Nine Months Ended September 30
	2011	2010
Preferred Shares
Opening balance	$288,065	$288,171
Conversion of preferred shares upon merger transaction	(286,317)	(13)

Ending balance	1,748	288,158

Common Shares
Opening balance	183,803	96,813
Issuance of common shares	—	72,442
Elimination of treasury stock upon merger transaction	(110,700)	—
Preferred shares converted to common shares upon merger transaction	38,838	—
Purchase of common shares for escrowed stock plan	(18,558)	—

Ending balance	93,383	169,255

Additional Paid-in-Capital
Opening balance	151,617	150,406
Share-based compensation costs	3,981	742
Conversion of preferred shares upon merger transaction	247,480	13

Ending balance	403,078	151,161

Treasury Stock
Opening balance	(110,807)	(166,113)
Preferred share dividends	—	55,213
Stock option exercises	107	93
Cancellation of treasury stock upon merger transaction	110,700	—

Ending balance	—	(110,807)

Retained Earnings
Opening balance	692,855	887,356
Net (loss) / income attributable to Brookfield Residential	(18,515)	91,498
Preferred share dividends	(109)	(10,000)
Conversion of equity to notes payable	(493,929)	—
Issuance of equity for notes receivable	200,000	—
Treasury stock issued	—	(45,213)
(Distributions) / contributions	(15,607)	601

Ending balance	364,695	924,242

Accumulated Other Comprehensive Income
Opening balance	67,813	32,604
Other comprehensive income	9,645	16,950

Ending balance	77,458	49,554

Total Brookfield Residential Properties Inc. Equity	$940,362	$1,471,563

Non-controlling Interest
Opening balance	$6,456	$16,105
Net income / (loss) attributable to non-controlling interest	331	(1,620)
(Distributions) / contributions	(723)	299
Non-controlling interest acquired	—	(8,300)

Ending balance	$6,064	$6,484

Total Equity	$946,426	$1,478,047

See accompanying notes to financial statements

Brookfield Residential Properties Inc.	25

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(all dollar amounts are in thousands of U.S. dollars)

	(Unaudited)
	Nine Months Ended September 30
	2011	2010
Cash Flows (Used in) / From Operating Activities
Net (loss) / income	$(20,191)	$90,232
Adjustments to reconcile net (loss) / income to net cash from operating activities:
Undistributed income from unconsolidated entities	(3,771)	306
Deferred income taxes	83,780	10,103
Non-cash interest converted into equity	1,674	—
Share-based compensation costs	3,981	742
Depreciation	2,734	2,368
Changes in operating assets and liabilities:
(Increase) / decrease in receivables and other assets	(76,928)	45,655
Decrease / (increase) in land and housing inventory	38,816	(17,849)
Decrease in accounts payable and other liabilities	(34,355)	(22,959)
Other	(4,290)	(40)

Net cash (used in) / from operating activities	(8,550)	108,558

Cash Flows (Used in) / From Investing Activities
Investments in unconsolidated entities	(13,452)	(41,733)
Distributions from unconsolidated entities	10,808	1,320
Change in restricted cash	(1,762)	(4,073)

Net cash used in investing activities	(4,406)	(44,486)

Cash Flows From / (Used in) Financing Activities
Net drawings / (repayments) under project specific and other financings	44,213	(54,801)
Net distributions to non-controlling interest and other interests in consolidated subsidiaries	(3,898)	(4,207)
Exercise of stock options	107	93
Purchase of common shares for escrowed stock plan	(19,280)	—
Dividends paid to preferred shareholders	(9,992)	—
Distributions	(5,612)	(13,150)
Other	4,349	483

Net cash from / (used in) financing activities	9,887	(71,582)

Decrease in cash and cash equivalents	(3,069)	(7,510)
Cash and cash equivalents at beginning of period	4,345	8,015
Foreign exchange on cash	—	135

Cash and cash equivalents at end of period	$1,276	$640

Supplemental Cash Flow Information
Interest paid	$56,875	$53,371
Income taxes recovered	$2,729	$43,722

See accompanying notes to financial statements

26	Q3/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 1. Significant Accounting Policies

(a) Basis of Presentation

Brookfield Residential Properties Inc. (the “Company” or “Brookfield Residential”) was incorporated in Ontario, Canada and became a public company on March 31, 2011 pursuant to the contribution of Brookfield Office Properties’ residential land and housing division and the merger of Brookfield Homes Corporation (“Brookfield Homes”) with a subsidiary of the Company (such transactions collectively referred to as the “merger”). This transaction was deemed to take place between entities under common control and, as a result, has been accounted for as continuity of interest using the carried amount of assets and liabilities of both Brookfield Office Properties’ residential land and housing division and Brookfield Homes for comparative purposes. The Company began trading on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP” on April 1, 2011. The Company maintains a head office at 4906 Richard Road S.W., Calgary, Alberta, T3E 6L1.

These unaudited consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the consolidated accounts of Brookfield Residential and its subsidiaries and investments in unconsolidated entities and variable interest entities in which the Company is the primary beneficiary.

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. In the opinion of management, all adjustments necessary for fair presentation of the accompanying unaudited consolidated financial statements have been made.

The Company historically has experienced, and expects to continue to experience, variability in quarterly results. The consolidated statements of operations for the three and nine months ended September 30, 2011 are not necessarily indicative of the results to be expected for the full year. All dollar amounts discussed herein are in U.S. dollars, unless otherwise stated. Amounts in Canadian dollars are identified as “C$.”

(b) Land and Housing Inventory

(i) Revenue recognition: Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is evident. Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is evident.

(ii) Carrying values: In accordance with the Accounting Standards Codification (“ASC”) Topic 360 Property, Plant and Equipment, land and housing assets the Company owns directly and through unconsolidated entities are reviewed for recoverability on a regular basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of land and housing inventory, the Company estimates the cash flow for the life of each project. Specifically, on a land project, the Company estimates the timing of future land sales, the estimated revenue per lot, as well as estimated margins with respect to future land sales. On a housing project, the Company evaluates the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the project. For the land and housing inventory, the Company continuously evaluates projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2011 and 2012 assume recent sales activity and normalized sales rates beyond 2012. Management identifies potentially impaired land and housing projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market participant assumptions.

The Company has also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. The majority of the option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. Option contracts are recorded at cost. In determining whether to pursue an option contract, the Company estimates the option primarily based upon the expected cash flows from the optioned property. If the intent is to no longer pursue an option contract, the Company records a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

27	Q3/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(iii) Capitalized costs: Capitalized costs include the costs of acquiring land, development and construction costs, interest, property taxes and overhead related to the development of land and housing. Direct costs are capitalized to individual homes and lots and other costs are allocated to each lot in proportion to the Company’s anticipated revenue.

(c) Unconsolidated Entities

The Company participates in a number of unconsolidated entities in which it has less than a controlling interest to develop and sell land to the unconsolidated entity members and other third parties. These unconsolidated entities are accounted for using the equity method. The Company recognizes its proportionate share of the earnings from the sale of lots to other third parties. The Company does not recognize earnings from the purchase of lots from its unconsolidated entities and reduces its cost basis of the land purchased accordingly.

(d) Use of Estimates

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

(e) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, and all highly liquid short-term investments with original maturity less than 90 days. The carrying value of these investments approximates their fair value.

(f) Restricted Cash

Restricted cash includes cash held on deposit with a financial institution in the form of collateral, required by terms outlined in the total return swap transaction entered into by the Company and the cash collateralization of development letters of credit at the completion of the merger.

(g) Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 Income Taxes. Under ASC Topic 740, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured by using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse.

In accordance with the provisions of ASC Topic 740, the Company assesses, on a quarterly basis, its ability to realize its deferred tax assets. In determining the need for a valuation allowance, the Company considers the following significant factors: an assessment of recent years’ profitability and losses which considers the nature, frequency and severity of current and cumulative losses and its forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends). The assessment of recent years’ losses and the resulting three-year cumulative loss of the U.S. operations of the Company together with the uncertainty in the U.S. housing market was evidence of the need for a valuation allowance against its net U.S. deferred tax asset. See Note 9 for further discussion.

ASC Topic 740 clarifies the accounting for uncertainty in income taxes recognized and prescribes a recognition threshold and measurement affiliates for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It requires that a company determine whether it is more-likely-than-not that a position will be sustained upon examination by taxation authorities, based upon the technical merits of the position. A tax position that meets the more-likely-than-not threshold is then measured to determine the amount of the tax benefit to recognize in the financial statements.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits or liabilities in income tax expense.

(h) Share-Based Compensation

The Company accounts for stock option grants and deferred share unit grants in accordance with ASC Topic 718 Compensation-Stock Compensation. All stock options granted have exercise prices equal to the market value of the common shares on the date of the grant, determined in accordance with the plans. Participants in the option plan can exercise their options to purchase shares at the exercise price. The option to elect to receive cash equal to the difference between the exercise price and the current market price was eliminated in 2009 in conjunction with the modification of the Brookfield Homes stock option plan.

28	Q3/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The Company records the fair value of options using a Black-Scholes option pricing model. Options have been recorded in additional paid-in-capital in 2011 as a result of an amendment to existing stock option awards made under the Brookfield Homes 2002 stock option plan and the approval and adoption of the Brookfield Residential stock option plan. In prior years, options were recorded in accounts payable and other liabilities. In addition, the Company records the deferred share units as a liability as disclosed in accounts payable and other liabilities. See Note 10 “Share-Based Compensation” for further discussion.

(i) Other Comprehensive Income

The Company adheres to U.S. GAAP reporting requirements with respect to the presentation and disclosure of other comprehensive income. Any foreign exchange gains or losses are recorded in comprehensive income for each of the periods presented.

(j) Earnings / (Loss) Per Share

Earnings / (loss) per share is computed in accordance with ASC Topic 260 Earnings Per Share. Basic earnings / (loss) per share is calculated by dividing net earnings / (loss) attributable to Brookfield Residential less preferred share dividends by the weighted average number of common shares outstanding for the year. Diluted earnings / (loss) per share is calculated by dividing net income / (loss) less preferred share dividends by the average number of common shares outstanding including all dilutive potentially issuable shares under various stock option plans.

(k) Advertising Costs

The Company expenses advertising costs as incurred. For the three and nine months ended September 30, 2011, the Company incurred advertising costs of $8.0 million and $22.2 million, respectively (2010 – $8.3 million and $25.7 million, respectively.)

(l) Warranty Costs

Estimated future warranty costs are accrued and charged to cost of sales at the time the revenue associated with the sale of each home is recognized. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. Costs are accrued based upon historical experience.

(m) Variable Interest Entities

The Company accounts for its variable interest entities (“VIEs”) in accordance with ASC Topic 810 Consolidation. The decision whether to consolidate a VIE begins with establishing that a VIE exists. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investor lacks one of three characteristics associated with owning a controlling financial interest. Those characteristics are the power to direct the activities of an entity that most significantly impacts the entity’s economic performance, the obligation to absorb the expected losses of the entity, and the right to receive the expected residual returns of the entity. The entity that has both the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE is considered to have a controlling financial interest in a VIE and is required to consolidate such entity. The Company has determined it has a controlling financial interest in certain VIEs which are included in these financial statements as a component of “Land and housing inventory,” with the interests of others included in accounts payable and other liabilities. See Notes 2 and 3 for further discussion on the consolidation of land option contracts and unconsolidated entities.

(n) Derivative Financial Instruments and Hedging Activities

The Company accounts for its derivative and hedging activities in accordance with ASC Topic 815, Derivatives and Hedging. ASC Topic 815 requires the Company to recognize all derivative instruments at their fair values as either assets or liabilities on its balance sheet. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument depends on whether the Company has designated it, and whether it qualifies, as part of a hedging relationship and on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings (i.e. in “interest expense” when the hedged transactions are interest cash flows associated with floating-rate debt). The remaining gain or loss on the derivative instrument in excess of the cumulative changes in the present value of future cash flows of the hedged item, if any, is recognized in the realized and unrealized gain / (loss) on

Brookfield Residential Properties Inc.	29

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

derivatives in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in realized and unrealized gain / (loss) on derivatives in the current earnings during the period of change. Income and/or expense from interest rate swaps are recognized as an adjustment to other (expense) / income. The Company accounts for income and expense from interest rate swaps over the period to which the payments and/or receipts relate.

(o) Recent Accounting Pronouncements

There have been no new accounting pronouncements issued that are expected to have a significant impact on the Company’s financial statements.

(p) Reclassification

Certain prior period amounts in the consolidated balance sheets have been reclassified to conform with the September 30, 2011 presentation. Specifically, consolidated land inventory not owned, which had previously been shown as a separate line, is now shown as a component of land and housing inventory. Other revolving financings, which had previously been shown as a separate line, are now shown as a component of project specific and other financings. These reclassifications had no impact on the Company’s results from operations.

Note 2. Land and Housing Inventory

Land and housing inventory includes land under and held for development which will be used in the Company’s homebuilding operations or sold as building lots to other homebuilders, homes completed and under construction and lots ready for construction and model homes. The following summarizes the components of land and housing inventory:

	September 30	December 31
	2011	2010
Land and land under development	$1,847,781	$1,974,497
Housing inventory	253,933	190,882
Model homes	27,619	28,568

Total	$2,129,333	$2,193,947

The Company capitalizes interest which is expensed as housing units and building lots are sold. For the three and nine months ended September 30, 2011, interest incurred and capitalized by the Company was $8.1 million and $28.5 million, respectively (2010 – $13.6 million and $38.2 million, respectively). Capitalized interest expensed as direct cost of sales for the same periods was $18.7 million and $50.1 million, respectively (2010 – $11.9 million and $35.6 million, respectively).

In the ordinary course of business, the Company has entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions and the Company will advance deposits to secure these rights. The Company is required by ASC Topic 810 Consolidation to qualitatively assess whether it is the primary beneficiary of these options based on whether it has the power over the significant activities of the VIE and an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. The Company has evaluated its option contracts in accordance with this guidance and determined that, for those entities considered to be VIEs, it is the primary beneficiary of options with an aggregate exercise price of $24.7 million (December 31, 2010 – $25.2 million), which are required to be consolidated. In these cases, the only asset recorded is the Company’s exercise price for the option to purchase, with an increase in accounts payable and other liabilities of $24.7 million (December 31, 2010 – $25.2 million) for the assumed third-party investment in the VIE. Where the land sellers are not required to provide the Company financial information related to the VIE, certain assumptions by the Company were required in its assessment as to whether or not it is the primary beneficiary.

Land and housing inventory includes non-refundable deposits and other entitlement costs totalling $59.3 million (December 31, 2010 – $49.5 million) in connection with options that are not required to be consolidated in terms of the guidance incorporated in ASC Topic 810 Consolidation. The total exercise price of these options is $211.7 million (December 31, 2010 – $151.6 million), including the non-refundable deposits and other entitlement costs identified above. The number of lots in which the Company has obtained an option to purchase, excluding those already consolidated and those held through unconsolidated entities and their respective dates of expiry and aggregate exercise prices follow:

Year of Expiry	Number of Lots	Total Exercise Price
2011	173	$42,298
2012	130	42,097
Thereafter	6,028	127,265

	6,331	$211,660

30	Q3/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Investments in unconsolidated entities include $23.7 million of the Company’s share of non-refundable deposits and other entitlement costs in connection with 2,206 lots under option. The Company’s share of the total exercise price of these options is $109.1 million.

The Company holds agreements for a further 4,878 acres of longer-term land, with non-refundable deposits and other entitlement costs of $6.1 million, which is included in land and housing inventory that may provide additional lots upon obtaining entitlements with an aggregate exercise price of $59.6 million. However, given that the Company is in the initial stage of land entitlement, the Company has concluded at this time that the level of uncertainty in entitling these properties does not warrant including them in the above totals.

Note 3. Investments in Unconsolidated Entities

The Company participates in 14 unconsolidated entities in which it has less than a controlling interest. Summarized condensed financial information on a combined 100% basis of the unconsolidated entities follows:

	September 30	December 31
	2011	2010
Assets
Land and housing	$341,836	$320,170
Other assets	9,086	8,009

	$350,922	$328,179

Liabilities and Equity
Project specific financings	$52,861	$33,173
Accounts payable and other liabilities	19,308	22,371
Equity
Brookfield Residential’s interest	141,850	137,203
Others’ interest	136,903	135,432

	$350,922	$328,179

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Revenue and Expenses
Revenue	$11,391	$3,067	$29,905	$11,117
Direct cost of sales	(9,934)	(3,656)	(27,356)	(13,618)
Other (expense) / income	(1,636)	(57)	5,288	2,970

Net (loss) / income	$(179)	$(646)	$7,837	$469

Brookfield Residential’s share of net (loss) / income	$(13)	$(238)	$3,928	$(299)

In reporting the Company’s share of net income, all inter-company profits or losses from unconsolidated entities are eliminated on lots purchased by the Company from unconsolidated entities. For the three and nine months ended September 30, 2011, the difference between the Company’s share of the net income of its investments in unconsolidated entities and equity in earnings from unconsolidated entities primarily arises from differences in accounting policies followed by unconsolidated entities.

Unconsolidated entities in which the Company has a non-controlling interest are accounted for using the equity method. In addition, the Company has performed an evaluation of its existing unconsolidated entity relationships by applying the provisions of ASC Topic 810 Consolidation.

The Company and/or its unconsolidated entity partners have provided varying levels of guarantees of debt in its unconsolidated entities. At September 30, 2011, the Company had completion guarantees of $5.0 million (December 31, 2010 – nil) and limited maintenance guarantees of $11.7 million (December 31, 2010 – $13.8 million) with respect to debt in its unconsolidated entities.

Brookfield Residential Properties Inc.	31

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 4. Receivables and Other Assets

The components of receivables and other assets included in the Company’s balance sheets are summarized as follows:

	September 30	December 31
	2011	2010
Receivables	$235,543	$179,423
Other assets	26,846	38,549

	$262,389	$217,972

The components of receivables included in the Company’s balance sheets are summarized as follows:

	September 30	December 31
	2011	2010
Taxes receivable	$206	$3,288
Proceeds and escrow receivables	10,805	4,943
Notes receivable	—	19,000
Miscellaneous receivables	19,242	30,872
Refundable deposits	1,374	989
Development recovery receivables	82,202	83,404
Real estate receivables	121,714	36,927

	$235,543	$179,423

Proceeds and escrow receivables relate to receivables held in trust due to timing of housing sales that closed at the period end date. The collections of these receivables typically occur shortly after the period end once the funds are released by the trust or escrow company. As at September 30, 2011, and as at December 31, 2010, the proceeds and escrow receivable totalled $10.8 million and $4.9 million, respectively.

The Company has entered into development and cost sharing arrangements for the recovery of development expenditures with certain Metro Districts and developers whereby the Company has undertaken to put in place the infrastructure costs for certain communities. These receivables will be collected over the development life of the community and bear interest rates ranging from U.S. prime plus 1% to 6%. The fair value of these receivables is determined by discounting contractual principal and interest payments, where required, at estimated current market interest rates for the instrument. Current market interest rates are determined with reference to current benchmark rates for a similar term and credit spreads for instruments with similar terms and risk.

Real estate receivables include vendor take back (“VTB”) mortgages receivable. The VTB collection terms range from one to three years and bear variable interest from Canadian prime to prime plus 3% and fixed interest rates of 6%. As at September 30, 2011, and as at December 31, 2010, the VTB receivable totalled $121.2 million and $33.8 million, respectively.

As at September 30, 2011 and December 31, 2010, allowances of nil and $5.2 million, respectively, have been included in the totals above.

The components of other assets included in the Company’s balance sheets are summarized as follows:

	September 30	December 31
	2011	2010
Prepaid expenses	$1,943	$1,963
Capital assets	12,216	13,762
Non-refundable earnest funds and investigation fees	11,640	19,721
Swap contracts (Note 14 (c) and (d))	179	2,238
Other	868	865

	$26,846	$38,549

Included in capital assets is accumulated amortization of $9.8 million (December 31, 2010 – $8.5 million).

32	Q3/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 5. Restricted Cash

At September 30, 2011, the Company had restricted cash of $9.1 million (December 31, 2010 – $7.4 million). The balance of $9.1 million (December 31, 2010 – nil) relates to cash collateralization of development letters of credit and nil (December 31, 2010 – $7.4 million) relates to cash collateralization of a total return swap transactions.

Note 6. Project Specific and Other Financings

Project specific and other financings consist of the following:

	September 30	December 31
	2011	2010
Project specific financings	$235,218	$239,614
Bank indebtedness	399,272	421,685
Due to affiliates	208,000	364,040

	$842,490	$1,025,339

(a) Project Specific Financings

Project specific financings of $235.2 million (December 31, 2010 – $239.6 million) provided by a variety of lenders are revolving, bear interest at floating rates at a weighted average rate of 4.23% as at September 30, 2011 (December 31, 2010 – 3.93%) and are secured by land and housing inventory. The weighted average rate was calculated as of the end of each period, based upon the amount of debt balances outstanding and the related interest rates applicable on that date. Project specific financings mature as follows: 2011 – $60.7 million; 2012 – $131.0 million; 2013 – $27.7 million; and 2014 and onwards – $15.8 million.

$140.0 million (December 31, 2010 – $171.8 million) of the Company’s project specific financings have variable interest rates ranging from prime plus 1.00% to LIBOR plus 3.50% and fixed rates ranging from 1.50% to 10.00%. These facilities require Brookfield Homes Holdings Inc., an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $325.0 million, a net indebtedness to capitalization ratio of no greater than 65% and a net indebtedness to tangible net worth of no greater than 2.50 to 1.

$46.7 million (December 31, 2010 – $46.8 million) of project specific financings has floating interest rates ranging from the lower of prime less 0.50% to prime plus 3.25%, with some facilities having a floor of 4.50% to 5.25%. The remainder of this debt bears fixed interest rates ranging from 5.50% to 6.00% and is secured by land and water rights to which the borrowings relate. These credit facilities require Brookfield Residential U.S. Inc., an indirect wholly-owned subsidiary of the Company, to maintain a minimum net worth of $80.0 million and a debt to net tangible worth ratio of not greater than 1.25:1.

$47.0 million (December 31, 2010 – $19.5 million) of project specific financings consist of ten secured VTB mortgages (December 31, 2010 – nine secured VTB mortgages) for raw land held for development by Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited. This debt is repayable in Canadian dollars of C$49.3 million (US$47.0 million) (December 31, 2010 – C$19.5 million (US$19.5 million)). The interest rate on this debt ranges from 3.25% to 6.00% and the debt is secured by related lands. As at September 30, 2011, these borrowings have not been subject to financial covenants.

$1.5 million (December 31, 2010 – $1.5 million) of project specific financings consist of one secured VTB mortgage (December 31, 2010 – one secured VTB mortgage) for raw land held for development by Brookfield Residential (US) Inc. The interest rate on this debt is fixed at 6.00% and the debt is secured by related lands. As at September 30, 2011 these borrowings have not been subject to financial covenants.

As at September 30, 2011, the Company was in compliance with all covenants related to project specific financings.

(b) Bank Indebtedness

The Company has four secured credit facilities with Canadian banking syndicates and one unsecured credit facility with a U.S. bank totalling $399.3 million.

The secured facilities are repayable in Canadian dollars in the amount of C$409.8 million (US$390.3 million) at September 30, 2011 (December 31, 2010 – C$421.0 million (US$421.7 million)). These facilities allow the Company to borrow up to approximately C$533.5 million (US$508.1 million) as at September 30, 2011 (December 31, 2010 – C$516.5 million (US$517.4 million)). The credit facilities bear interest between Canadian prime plus 0.50% and prime plus 1.00% for any amounts drawn and are repayable on demand with a term out period ranging from 90 to 364 days. The secured facilities are secured by fixed and floating charges over the land and housing inventory assets of the Canadian operations, a general charge over all assets relating to Canadian operations and a general charge over all of Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited.

Brookfield Residential Properties Inc.	33

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The Brookfield Residential (Alberta) LP facilities include a minimum net worth requirement of C$250.0 million (US$238.1 million) and a debt to equity covenant of not greater than 1.75:1 for its limited partnership. The Brookfield Homes (Ontario) Limited facility includes two covenants: a minimum debt to tangible net worth ratio of 2.0:1 and a net worth requirement of C$80.0 million (US$76.2 million). As at September 30, 2011, the Company was in compliance with all covenants related to bank indebtedness.

The unsecured credit facility is repayable in U.S. dollars in the amount of $9.0 million at September 30, 2011 (December 31, 2010 – nil). The facility was entered into on April 6, 2011 and allows the Company to borrow up to $10.0 million as at September 30, 2011. The credit facility bears an interest rate of LIBOR plus 3%. The facility requires Brookfield Homes Holdings Inc., an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $300.0 million, and a net indebtedness to tangible net worth of no greater than 2.50 to 1. As at September 30, 2011, the Company was in compliance with all covenants related to bank indebtedness.

(c) Due to Affiliates

Due to affiliates of $208.0 million (December 31, 2010 – $364.0 million) consists of amounts drawn on two unsecured revolving credit facilities due to subsidiaries of the Company’s largest shareholder, Brookfield Asset Management Inc. Prior to the March 31, 2011 merger, one unsecured facility due to a subsidiary of Brookfield Office Properties had a balance drawn of $204.0 million at December 31, 2010. The unsecured facility was eliminated on completion of the merger transaction.

The revolving operating facility of $125.0 million is in a principal amount not to exceed $125.0 million, matures December 2013 and bears interest at LIBOR plus 3.5% per annum. During the three and nine months ended September 30, 2011, interest of $1.0 million and $2.9 million, respectively, (2010 – $1.0 million and $2.9 million, respectively) was incurred related to this facility.

The revolving acquisition and operating facility of $83.0 million is in a principal amount not to exceed $100.0 million, matures December 2012 and currently bears interest at 14% per annum. This facility is available for the acquisition of land and housing assets and for operations. During the three and nine months ended September 30, 2011, interest of $2.9 million and $8.4 million, respectively, (2010 – $1.4 million and $4.2 million, respectively) was incurred related to this facility.

Both of these facilities have covenants to maintain a minimum total equity of $300.0 million and a consolidated net debt to book capitalization ratio of no greater than 70%. As of September 30, 2011, the Company was in compliance with all covenants relating to amounts due to affiliates.

Subsequent to September 30, 2011, the Company amended the terms of the revolving operating and revolving acquisition and operating facility due to Brookfield Asset Management Inc. Please refer to note 19 for additional information.

Note 7. Notes Payable

On March 31, 2011, the Company entered into two promissory notes payable to Brookfield Office Properties, a C$265.0 million (US$252.4 million) senior note and a C$215.0 million (US$204.8 million) junior subordinated note. The senior note bears a fixed rate of interest of 6.5% and has a term to December 31, 2015 with principal payments of C$50.0 due on each of the last business day of 2012, 2013 and 2014 and the balance of C$115.0 million to be paid on December 31, 2015. The C$215.0 million junior subordinated note bears a fixed rate of interest of 8.5% and is payable in full on December 31, 2020.

The covenants with respect to both of these notes payable are that Brookfield Residential Properties Inc. maintains total equity of $750.0 million and a consolidated net debt to book capitalization ratio of no greater than 65%. As of September 30, 2011, the Company was in compliance with both covenants relating to notes payable.

Subsequent to September 30, 2011, the Company amended the terms of the C$265.0 million senior note. Please refer to note 19 for additional information.

34	Q3/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 8. Accounts Payable and Other Liabilities

The components of accounts payable and other liabilities included in the Company’s balance sheets are summarized as follows:

	September 30	December 31
	2011	2010
Trade payables and other accruals	$69,140	$81,178
Warranty costs (Note 14 (b))	10,405	12,166
Customer deposits	27,411	47,559
Share-based compensation (Note 10)	4,289	8,076
Accrued and deferred compensation	16,503	33,857
Swap contracts (Note 14 (c) and (d))	16,423	15,206
Loans from other interests in consolidated subsidiaries	12,971	14,168
Consolidated land option contracts	24,700	25,206
Development costs payable Current income taxes payable	56,456 15,913	51,040 —

	$254,211	$288,456

Note 9. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The temporary differences that give rise to the net deferred tax asset are as follows:

	September 30	December 31
	2011	2010
Differences relating to properties	$16,983	$16,331
Compensation deductible for tax purposes when paid	3,693	8,687
Differences relating to derivative instruments	6,241	4,927
Loss carry-forward	63,555	45,317
Other	(17,322)	(37)

Deferred income tax assets	73,150	75,225
Valuation allowance	(82,521)	—

Deferred tax (liabilities) / asset	$(9,371)	$75,225

In accordance with the provisions of ASC Topic 740 Income Taxes, the Company assesses, at each reporting period, its ability to realize its deferred tax asset on a jurisdictional basis. The Company’s assessment of recent years’ losses and the resulting three-year cumulative loss from the U.S. operations, together with the uncertainty of the U.S. housing market, is evidence of the need for a valuation allowance against its net U.S. deferred tax asset. The valuation allowance amounted to $82.5 million as at September 30, 2011 (December 31, 2010 – nil). The Company does not believe a valuation allowance against the Canadian deferred tax asset is necessary.

Note 10. Share-Based Compensation

(a) Option Plan

As a result of the merger transaction, the outstanding options of Brookfield Homes were exchanged for options under the Company’s share plan exercisable upon the same terms and conditions as under the Brookfield Homes share plans. At March 31, 2011, the in-the-money Brookfield Homes options were converted at the merger exchange ratio of 0.76490053 Brookfield Residential options for each Brookfield Homes option. The out-of-the-money Brookfield Homes options were cancelled and replaced with new options of Brookfield Residential with an equivalent Black-Scholes value. All values and disclosures below relating to Brookfield Homes’ options have been converted at the above exchange ratio to disclose the Brookfield Residential equivalent.

Brookfield Residential grants options to purchase shares at the market price of the shares on the day the options are granted, determined in accordance with the stock option plan. The fair value of the Company’s stock option awards is estimated at the grant date using a Black-Scholes option-pricing model that uses the assumptions noted in the table below. The fair value of the Company’s stock option awards are expensed over the vesting period of the stock options. Expected volatility is based on historical volatility of Brookfield Residential’s and Brookfield Homes Corporation’s common shares. The risk-free rate for periods within the contractual life of the stock option award is based on the yield curve of a zero-coupon U.S. Treasury bond

Brookfield Residential Properties Inc.	35

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

with a maturity equal to the expected term of the stock option award granted. The Company uses historical data obtained from Brookfield Residential and Brookfield Homes to estimate stock option exercises and forfeitures within its valuation model. The expected term of stock option awards granted for some participants is derived from historical exercise experience under the Company’s stock option plan and represents the period of time that stock option awards granted are expected to be outstanding.

During the three and nine months ended September 30, 2011, Brookfield Residential granted a total of nil and 1,618,380 new share options, respectively (September 30, 2010 – nil and 217,997, respectively) to eligible employees that are subject to graded vesting. The significant weighted average assumptions relating to the valuation of the Company’s stock options granted during the nine months ended September 30, 2011 and September 30, 2010 are as follows:

	September 30 2011	September 30 2010
Dividend yield	—	—
Volatility rate	75%	66%
Risk-free interest rate	2.83%	3.69%
Expected option life (years)	7.5	7.5

The total compensation cost recognized in income relating to the Company’s stock options during the three and nine months ended September 30, 2011 was an expense of $2.0 million and $4.0 million, respectively (September 30, 2010 – $0.3 million and $0.7 million, respectively). The following tables set out the number of common shares that employees of the Company may acquire under options granted under the Company’s stock option plan at September 30, 2011 and September 30, 2010:

	September 30, 2011
	Total Shares	Total Weighted Average per Share Exercise Price
Outstanding, December 31, 2010	2,017,043	$12.92
Granted	1,618,380	$12.19
Exercised	(34,421)	$3.09
Cancelled	(427,576)	$41.52

Outstanding, September 30, 2011	3,173,426	$8.80

Options exercisable at September 30, 2011	172,868	$4.72

	September 30, 2010
	Total Shares		Total Weighted Average per Share Exercise Price
Outstanding, December 31, 2009	1,648,361			$13.35
Granted	217,997			$9.60
Exercised Cancelled	(29,066 (45,129	) )	$ $	3.22 8.05

Outstanding, September 30, 2010	1,792,163			$13.19

Options exercisable at September 30, 2010	387,805			$34.50

At September 30, 2011, the aggregate intrinsic value of options currently exercisable is $0.4 million (September 30, 2010 – $0.7 million) and the aggregate intrinsic value of options outstanding is $2.2 million (September 30, 2010 – $3.8 million.)

A summary of the status of the Company’s unvested options included in equity as of September 30, 2011 and changes during the nine months ended September 30, 2011 are as follows:

36	Q3/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

	September 30, 2011
	Shares	Weighted Average Fair Value Per Share
Unvested options outstanding, December 31, 2010	1,629,238	$3.26
Granted	1,618,380	$8.90
Vested	(178,222)	$2.66
Cancelled	(68,838)	$0.53

Unvested options outstanding, September 30, 2011	3,000,558	$6.44

A summary of the status of the Company’s unvested options included in equity as of September 30, 2010 and changes during the nine months ended September 30, 2010 are as follows:

	September 30, 2010
	Shares	Weighted Average Fair Value Per Share
Unvested options outstanding, December 31, 2009	1,388,906	$1.97
Granted	217,997	$6.54
Vested	(158,181)	$1.45
Cancelled	(44,364)	$4.50

Unvested options outstanding, September 30, 2010	1,404,358	$3.01

At September 30, 2011, there was $13.7 million (September 30, 2010 – $2.4 million) of unrecognized expense related to unvested options, which is expected to be recognized over the remaining weighted average period of 4.3 years (September 30, 2010 – 2.9 years). In June 2011, the Company established an escrowed stock plan which allows certain executives to increase ownership of Brookfield Residential common shares. Under the escrowed plan, a private company was capitalized with common shares (the “escrowed shares”) and preferred shares issued to Brookfield Residential for cash proceeds. The proceeds were used to purchase 2.0 million Brookfield Residential common shares from Brookfield Asset Management Inc. with 75% of the escrowed shares granted to an executive. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be exchanged for a number of common shares issued from treasury of the Company, based on the market value of common shares at the time of exchange.

(b) Deferred Share Unit Plan

Brookfield Homes had a Deferred Share Unit Plan (“DSUP”) under which certain of its executive officers and directors could, at their option, receive all or a portion of their annual bonus awards or retainers, respectively, in the form of deferred share units. Brookfield Homes could also make additional grants of units to its executives and directors pursuant to the DSUP. In addition, Brookfield Homes had a Senior Operating Management Deferred Share Unit Plan (“MDSUP”), under which certain senior operating management employees received a portion of their annual compensation in the form of deferred share units. At March 31, 2011, as a result of the merger transaction, the outstanding deferred share units of Brookfield Homes’ issued under the DSUP and MDSUP were exchanged for deferred share units of Brookfield Residential deferred share units at the merger exchange ratio of 0.76490053. All values and disclosures below relating to Brookfield Homes’ DSUPs and MDSUPs have been converted at the above exchange ratio to disclose the Brookfield Residential equivalent.

As of September 30, 2011, 1,838,587 of the Company’s deferred units were outstanding, 499,761 were vested and 1,338,826 vest over the next five years. Of the 1,838,587 outstanding deferred share units, 26,020 are outstanding under the MDSUP.

The following table sets out changes in and the number of deferred share units that executives, directors and senior operating management employees may redeem under the Brookfield Residential’s DSUP and MDSUP at September 30, 2011:

September 30 2011
Outstanding, December 31, 2010	723,745
Granted	1,295,270
Redeemed	(180,428)

Outstanding, September 30, 2011	1,838,587

Deferred share units vested at September 30, 2011	499,761

As of September 30, 2010, 723,747 of the Company’s deferred units were outstanding, 467,204 were vested and 256,543 vested over the next five years. Of the 723,747 outstanding deferred share units, 56,124 were outstanding under the MDSUP.

Brookfield Residential Properties Inc.	37

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The following table sets out changes in and the number of deferred share units that executives, directors and senior operating management employees may redeem under the Brookfield Residential’s DSUP and MDSUP at September 30, 2010:

September 30 2010
Outstanding, December 31, 2009	716,030
Granted	18,240
Redeemed	(10,523)

Outstanding, September 30, 2010	723,747

Deferred share units vested at September 30, 2010	467,204

The liability of $4.3 million (December 31, 2010 – $8.1 million) relating to the DSUP and MDSUP is included in accounts payable and other liabilities. The financial statement impact relating to the DSUP and MDSUP for the three and nine months ended September 30, 2011 was a recovery of $1.4 million and $1.0 million, respectively (2010 – expense of $1.8 million and $1.1 million, respectively).

Note 11. Other Interests in Consolidated Subsidiaries, Unconsolidated Entities and Non-controlling Interest

Other interests in consolidated subsidiaries includes ownership interests of certain business unit presidents of the Company totalling $34.3 million (December 31, 2010 – $42.5 million). In the event a business unit president (“Minority Member”) of the Company is no longer employed by an affiliate of the Company, the Company has the right to purchase the Minority Member’s interest and the Minority Member has the right to require the Company to purchase their interest. Should such rights be exercised, the purchase price will be based on the then estimated value of the business unit’s net assets.

The following table reflects the change in the Company’s other interests in consolidated subsidiaries for the nine months ended September 30, 2011 and the year ended December 31, 2010:

	September 30	December 31
	2011	2010
Other interests in consolidated subsidiaries, beginning of period	$42,461	$47,011
Net loss attributable to other interests in consolidated subsidiaries	(6,847)	(976)
Distributions from other interests in consolidated subsidiaries	(1,288)	(3,574)

Other interests in consolidated subsidiaries, end of period	$34,326	$42,461

Non-controlling interest includes third-party investments of consolidated entities of $6.1 million (December 31, 2010 – $6.5 million).

In accordance with ASC Topic 810 Consolidation, non-controlling interest has been classified as a component of total equity and the net income / (loss) on the consolidated statement of operations has been adjusted to include the net loss attributable to non-controlling interest which for the three and nine months ended September 30, 2011 was nil and nil, respectively (2010 – nil and nil, respectively) and other interests in consolidated subsidiaries which for the three and nine months ended September 30, 2011 was $0.5 million and $6.8 million, respectively (2010 – nil and $0.8 million, respectively).

As of January 1, 2010, the Company had a 50% non-controlling interest in a land development project with a third party where the assets, liabilities and results of operations were consolidated into the interim financial statements with the corresponding non-controlling interest presented. On March 9, 2010, the Company acquired the remaining 50% non-controlling interest in the unconsolidated entity for a nominal dollar amount. The excess of the non-controlling interest acquired over the consideration was recorded as a deemed contribution to equity.

The following table reflects the changes in the Company’s non-controlling interest related to the unconsolidated entity for the year ended December 31, 2010:

December 31
2010
Balance, at beginning of period	$8,788
Net loss attributable to non-controlling interest	(488)
Non-controlling interest acquired	(8,300)

Balance, end of period	$—

38	Q3/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 12. Equity

(a) Preferred Shares

The Brookfield Residential 8% convertible preferred shares are convertible at the option of the shareholder into common shares of the Company, at a conversion rate of 2.731787607 common shares per convertible preferred share, which is equivalent to a conversion price of $9.15 per share, subject to further adjustment. Dividends on convertible preferred shares will be fully cumulative, without interest, from the date of original issuance of the convertible preferred shares and will be payable semi-annually in arrears. There were no preferred share dividends in arrears for the period ended September 30, 2011 (December 31, 2010 – nil). The convertible preferred shares are perpetual and do not have a maturity date; however, beginning June 30, 2014, if the 90-day volume weighted average market price of the Company’s common shares is greater than $18.30 per share, Brookfield Residential may, at its option, require all preferred shares to be automatically converted into common shares.

An unlimited number of preferred shares without par value are authorized, of which 70,002 shares are designated as Brookfield Residential 8% convertible preferred shares, series A.

As part of the merger transaction, $38.5 million of preferred shares issued by the Brookfield Office Properties’ residential division were eliminated upon the completion of the merger transaction.

(b) Common Shares

As a result of the merger transaction, Brookfield Residential issued 101,342,718 common shares. The Company is authorized to issue an unlimited number of common shares with no stated par value.

(c) Treasury Stock

Prior to March 31, 2011, Brookfield Homes had a share repurchase program that allowed Brookfield Homes to repurchase in aggregate up to $144.0 million of the Company’s outstanding common shares. During the year ended December 31, 2010, 1,213,393 treasury shares were issued pursuant to a stock dividend paid to the preferred stockholders. This issuance of treasury shares was accounted for on an average cost basis. The difference between the amount of the $10.0 million dividend and the average cost of the treasury shares of $55.2 million issued has been charged to retained earnings. At March 31, 2011, the treasury stock of Brookfield Homes was cancelled as a result of the completion of the merger transaction.

Note 13. Earnings / (Loss) Per Share

Basic and diluted earnings / (loss) per share for the three and nine months ended September 30, 2011 and 2010 were calculated as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Numerator:
Net income / (loss) attributable to Brookfield Residential	$19,201	$34,535	$(18,515)	$91,498
Less: Preferred share dividends	—	(5,000)	(109)	(15,000)

Net income / (loss) attributable to common shareholders	$19,201	$29,535	$(18,624)	$76,498

Denominator:
Basic average shares outstanding	99,343	101,343	100,255	101,343
Net effect of share options assumed to be exercised	67	83	—	83

Diluted average shares outstanding	99,410	101,426	100,255	101,426

Basic earnings / (loss) per share	$0.19	$0.29	$(0.19)	$0.75

Diluted earnings / (loss) per share	$0.19	$0.29	$(0.19)	$0.75

As the merger transaction was deemed to take place between entities under common control and has been accounted for as continuity of interest, the three and nine months ended September 30, 2010 uses the basic and diluted average shares outstanding of the combined entities.

Brookfield Residential Properties Inc.	39

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 14. Commitments, Contingent Liabilities and Other

(a) The Company is party to various legal actions arising in the ordinary course of its business. In addition, a subsidiary of the Company is party to a lawsuit that has been filed in Delaware, Chancery Court, alleging breach of fiduciary duties relating to the merger transaction. Management intends to vigorously defend these claims and believes the claims are without merit. An estimate of the possible loss or range of loss cannot be made. Management believes that none of these actions, either individually or in the aggregate, will have a material effect on the financial condition, results of operations or cash flows of the Company.

(b) When selling a home, the Company’s subsidiaries provide customers with a limited warranty. The Company estimates the costs that may be incurred under each limited warranty and records a liability in the amount of such costs at the time the revenue associated with the sale of each home is recognized. In addition, the Company has insurance in place where its subsidiaries are subject to the respective warranty statutes in the state or province where the Company conducts business which range up to ten years for latent construction defects. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The following table reflects the changes in the Company’s warranty liability for the nine months ended September 30, 2011 and 2010:

	Nine Months Ended September 30
	2011	2010
Balance, beginning of period	$12,214	$13,892
Payments and other adjustments made during the period	(1,620)	(2,500)
Warranties issued during the period	396	2,949
Adjustments made for pre-existing warranties	(585)	250

Balance, end of period	$10,405	$14,591

(c) The Company is exposed to financial risk that arises from fluctuations in interest rates. The interest-bearing assets and liabilities of the Company are mainly at floating rates and, accordingly, their fair values approximate cost. The Company would be negatively impacted on balance, if interest rates were to increase. From time to time, the Company enters into interest rate swap contracts. As at September 30, 2011, the Company had five interest rate swap contracts outstanding totalling $150.0 million at an average rate of 4.9% per annum. The contracts expire between 2011 and 2017. At September 30, 2011, the fair market value of the contracts was a liability of $16.4 million (December 31, 2010 – liability of $15.2 million) and was included in accounts payable and other liabilities. Expense of $4.2 million and $6.5 million, respectively, was recognized during the three and nine months ended September 30, 2011, respectively (2010 – expenses of $2.6 million and $5.4 million, respectively) and was included in other (expense) / income. All interest rate swaps are recorded at fair market value and fluctuations in fair market value are presented in the statements of operations because hedge accounting has not been applied.

The fair value measurements for the interest rate swap contracts are determined based on notional amounts, terms to maturity, and the LIBOR rates. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

(d) The Company is exposed to financial risk that arises from fluctuations in its common share price. To hedge against future deferred share unit payments, in September 2011, the Company entered into a total return swap transaction at an average cost of $6.42 per share on 782,483 shares, maturing in September 2016. In August 2010, the Company entered into a total return swap transaction at an average cost of $9.39 per share on 782,482 shares, maturing in August 2011. At September 30, 2011, the fair market value of the total return swap was an asset of $0.2 million and was included in accounts receivable and other assets (December 31, 2010 – asset of $2.2 million). Expense of $2.5 million and $4.4 million was recognized during the three and nine months ended September 30, 2011 (2010 – income of $1.4 million and $0.1 million, respectively) and was included in selling, general and administrative expense. Also included in selling, general and administrative expense for the three and nine months ended September 30, 2011 was expense of $0.5 million and income of $5.3 million, respectively (2010 – expense of $1.8 million and $1.1 million, respectively) relating to the Company’s share-based compensation plans. The total return swap is recorded at fair market value and is recorded through the statements of operations because hedge accounting has not been applied. See Note 16 for additional disclosure.

(e) The Company has committed to future minimum payments for lease and other obligations as follows:

40	Q3/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Year of Expiry
2011	$1,667
2012	5,176
2013	4,463
2014	3,890
2015	3,047
Thereafter	8,255

$26,498

(f) As at September 30, 2011, $11.6 million (December 31, 2010 – $19.7 million) of the amount held in other assets related to land purchase obligations. The total amount owing on these obligations is $68.7 million (December 31, 2010 – $86.5 million).

Note 15. Guarantees

(a) The Company has provided financial guarantees for bonds which, as at September 30, 2011 amount to $18.1 million (December 31, 2010 – $18.1 million), which have not been recognized in the interim financial statements. These guarantees arose from the issuance of tax-exempt municipal bonds for infrastructure construction in the Company’s U.S. operations. The terms of the guarantees span the life of the projects, which range from three to ten years. The value of the guarantees is reduced as completion milestones are achieved on the projects and is terminated on or before community build out. Payment of the guarantees is triggered in the event that the debt payments to the bondholders are not fulfilled. The Company has not been required to make any payments under these municipal bonds.

(b) In the ordinary course of business, the Company has provided construction guarantees in the form of letters of credit and performance bonds. As at September 30, 2011, these guarantees amounted to $220.6 million (December 31, 2010 – $236.1 million), which have not been recognized in the interim financial statements. However, the proportionate development costs that relate to lots that have been sold are accrued to Accounts Payable and Other Liabilities. Such guarantees are required by the municipalities in which the Company operates before construction permission is granted.

The scope of these guarantees cover specific construction obligations of individual projects as they are developed, and the term of these guarantees span the life of the projects, which range from three to ten years. The values of the guarantees are reduced as completion milestones are achieved on the projects.

These guarantees are terminated only when the municipality has issued conditions to release a Final Acceptance Certificate or similar document to the Company, which verifies that the entity has fulfilled all its contractual obligations. Payment of the guarantees is triggered in the event expired letters of credit or performance bonds are not renewed and the contractual obligations have not been fulfilled. The Company has not been required to make any payments under these construction guarantees.

Note 16. Fair Value Measurements

ASC Topic 820 Fair Value Measurements and Disclosures provides a framework for measuring fair value, expands disclosures about fair value measurements and establishes a fair value hierarchy which requires a company to prioritize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value.

The Company’s financial assets are measured at fair value on a recurring basis and are as follows:

	Fair Value Measurements Using Significant Observable Inputs (Level 2)
	September 30 2011	December 31 2010
Interest rate swap contracts	$(16,423)	$(15,206)

The fair value measurements for the interest rate swap contracts are determined based on notional amounts, terms to maturity, and the LIBOR rates. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	September 30 2011	December 31 2010
Equity swap contract	$179	$2,238

Brookfield Residential Properties Inc.	41

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The fair value measurement for the equity swap contract is determined based on the notional amount, share price, the number of underlying shares and the three month LIBOR rate.

The fair value measurements for housing and land inventory were determined by comparing the carrying amount of an asset to its expected future cash flows. To arrive at the estimated fair value of land and housing inventory deemed to be impaired during the period ended September 30, 2011, the Company estimated the cash flow for the life of each project. Specifically, project by project, the Company evaluated the margins on homes that have been closed, margins on sales contracts which are in backlog, estimated margins with regard to future home sales over the life of the projects, as well as estimated margins with respect to future land sales. The Company evaluated and continues to evaluate projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, with cost estimates and sales rates for short-term projects consistent with recent sales activity. For longer-term projects, planned sales rates for 2011 and 2012 assume recent sales activity and normalized sales rates beyond 2012. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs.

There are several factors that could lead to changes in the estimate of future cash flows for a given project. The most significant of these include the sales pricing levels actually realized by the project, the sales rate, and the costs incurred to construct the homes. The sales pricing levels are often inter-related with sales rates for a project, as a price reduction usually results in an increase in the sales rate. Further, pricing is heavily influenced by the competitive pressures facing a given community from both new homes and existing homes, including foreclosures.

The Company has reviewed all of its projects for impairment in accordance with the provisions of ASC Topic 360 Property, Plant and Equipment and ASC Topic 820 Fair Value Measurements and Disclosures. For the three and nine months ended September 30, 2011 and September 30, 2010, no impairment charge was recognized.

Operations receivables are measured at amortized cost. Carrying value approximates fair value due to the floating interest rates being charged or due to the short-term nature of the assets.

The Company’s financial liabilities, which include project specific and other financings, bank indebtedness, due to affiliates, notes payable and accounts payable and other liabilities are measured at amortized cost.

The fair value debt with fixed interest rates is determined by discounting contractual principal and interest payments at estimated current market interest rates determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk. As at September 30, 2011, the fair value exceeded its book value of all outstanding debt by $49.3 million (December 31, 2010 – fair value of debt exceeded book value by $6.0 million). The lands to which these borrowings relate generally secure these principal amounts.

The carrying value of bank indebtedness approximates fair value due to its floating rate nature and the carrying value of accounts payable and other liabilities approximates fair value due to their short-term nature.

Note 17. Segmented Information

As defined in ASC Topic 280, Segmented Reporting, the Company has the following segments: Canada, California and Central and Eastern U.S.

The Company is a land developer and residential homebuilder. The Company is organized and manages its business based on the geographical areas in which it operates. Each of the Company’s segments specializes in lot entitlement and development and the construction of single-family and multi-family homes. The Company evaluates performance and allocates capital based primarily on return on assets together with a number of other risk factors. Earnings performance is measured using segment operating income. The accounting policies of the segments are the same as those referred to in Note 1, “Significant Accounting Policies.”

42	Q3/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

	Three Months Ended September 30		Nine Months Ended September 30
Revenues	2011	2010	2011	2010
Canada	$185,674	$163,655	$477,345	$430,007
California	27,909	48,560	124,760	147,311
Central and Eastern U.S.	14,329	27,938	41,479	77,362

Subtotal	227,912	240,153	643,584	654,680

Corporate and Other	—	—	—	—

Total	$227,912	$240,153	$643,584	$654,680

Segment Income / (Loss)
Canada	$57,259	$56,482	$137,195	$143,910
California	(2,523)	1,131	(6,378)	6,262
Central and Eastern U.S.	(4,588)	(1,406)	(13,367)	(6,575)

Subtotal	50,148	56,207	117,450	143,597

Corporate and Other	(21,107)	(3,938)	(36,267)	(13,610)

Income before Income Taxes	$29,041	$52,269	$81,183	$129,987

The following tables set forth information on unconsolidated entities by the Company’s reportable segments:

	Three Months Ended September 30		Nine Months ended September 30
Equity in (Loss) / Earnings from Unconsolidated Entities	2011	2010	2011	2010
Canada	$—	$(10)	$—	$(14)
California	252	25	4,300	1,311
Central and Eastern U.S.	(265)	(253)	(372)	(620)

Subtotal	(13)	(238)	3,928	677

Corporate and Other	—	—	—	(976)

Total	$(13)	$(238)	$3,928	$(299)

	September 30 2011	December 31 2010
Investments in Unconsolidated Entities
Canada	$12,200	$12,834
California	83,098	77,790
Central and Eastern U.S.	46,552	46,579

Subtotal	141,850	137,203

Corporate and Other	—	—

Total	$141,850	$137,203

Note 18. Related Party Transactions

Related parties include the directors, executive officers, director nominees or 5% shareholders, and their respective immediate family members. The Company’s significant related party transactions at September 30, 2011 were as follows:

•

Notes payable of $457.2 million (December 31, 2010 – nil) due to Brookfield Office Properties. The notes consist of a C$265.0 million senior unsecured promissory note and a C$215.0 million junior unsecured promissory note. For the three and nine months ended September 30, 2011, interest of $9.1 million and $18.3 million, respectively (2010 – nil and nil) was incurred related to these facilities.

•

Unsecured revolving operating facility in the aggregate principal amount of $125.0 million (December 31, 2010 – $100.0 million) with a subsidiary of Brookfield Asset Management Inc. For the three and nine months ended September 30, 2011 interest of $1.0 million and $2.9 million, respectively (2010 – $1.0 million and $2.9 million, respectively) was incurred relating to this facility.

Brookfield Residential Properties Inc.	43

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

•

Unsecured operating and acquisition facility in the aggregate outstanding principal amount of $83.0 million (December 31, 2010 – $60.0 million) with a subsidiary of Brookfield Asset Management Inc. For the three and nine months ended September 30, 2011 interest of $2.9 million and $8.4 million (2010 – $1.4 million and $4.2 million, respectively) was incurred relating to this facility.

•

A subsidiary of the Company entered into an agreement to purchase two million common shares of the Company from Brookfield Asset Management Inc. in order to fund an escrowed restricted stock plan without dilution to shareholders on June 23, 2011. The total consideration relating to the purchase of the shares was $19.3 million (2010 – nil).

Note 19. Subsequent Events

On November 2, 2011, the Company agreed to amend the terms of its C$265.0 million of senior note transaction debt such that the scheduled principal payments of C$50 million during each of the next three years will be due along with the final payment of C$115.0 million on December 31, 2015. These extended payments will bear interest from the date of the amendment at a fixed rate of 7.5%.

On November 2, 2011, Brookfield Residential reached an agreement with Brookfield Asset Management Inc. to consolidate its two existing lines of credit of $225.0 million into one $300.0 million line at an interest rate of LIBOR plus 4.5%.

44	Q3/2011 Interim Report

CORPORATE INFORMATION

CORPORATE PROFILE

Brookfield Residential Properties Inc. is a North American land developer and homebuilder, active primarily in ten markets with over 100,000 lots controlled. We entitle and develop land and build homes for our own communities, as well as sell lots to third-party builders. The Company is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP”. For more information, please visit our website at www.brookfieldrp.com. Brookfield Residential’s public filings under applicable Canadian securities law are available on SEDAR at www.sedar.com and under applicable U.S. Federal securities laws are available on EDGAR at www.sec.gov.

BROOKFIELD RESIDENTIAL PROPERTIES INC.

4906 Richard Rd. SW

Calgary, Alberta T3E 6L1

Tel: 403.231.8900

Fax: 403.231.8960

Email: info@brookfieldrp.com

Website: www.brookfieldrp.com

SHAREHOLDER INQUIRIES

Brookfield Residential welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Linda Northwood, Director, Investor Relations at (416) 359-8647 or via e-mail at linda.northwood@brookfieldrp.com. Inquiries regarding financial results should be directed to Craig Laurie, Executive Vice President and Chief Financial Officer at (212) 417-7040 or via e-mail at craig.laurie@brookfieldrp.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the Company’s Transfer Agent:

CIBC MELLON TRUST COMPANY

By mail:	P.O. Box 7010 Adelaide Street Postal Station Toronto, Ontario, M5C 2W9	By courier:	199 Bay Street Commerce Court West Securities Level Toronto, Ontario, M5L 1G9 Attention: Courier Window
Tel: Fax: Web site: E-mail:	(800) 387-0825; (416) 643-5500 (416) 643-5501 www.cibcmellon.com inquiries@cibcmellon.com

COMMUNICATIONS

We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brookfield Residential maintains a website, www.brookfieldrp.com, which provides access to our published reports, press releases, statutory filings, supplementary information and share and dividend information as well as summary information on the Company.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the Company’s financial results. We strive to disseminate material information about the Company’s activities to the media in a timely, factual and accurate manner.

45	Q3/2011 Interim Report